Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Open Joint-Stock Company “Mobile TeleSystems”

We have audited the accompanying consolidated statements of financial position of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the “Group”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Group changed its method of presentation and accounting for noncontrolling interests.

As discussed in Note 2 to the consolidated financial statements, on October 12, 2009, the Group acquired 50.91% of Open Joint-Stock Company “Comstar—United TeleSystems” from Joint Stock Financial Corporation “Sistema”, the majority shareholder of the Group, resulting in a change in reporting entity. The transaction was accounted for as a transaction under common control. Assets and liabilities were transferred at historical cost. The change in reporting entity was accounted for in a manner similar to a pooling of interests which has been reflected retrospectively from the first period presented herein.

Further, as discussed in Note 14 to the consolidated financial statements, during the year ended December 31, 2009, the Group recognized an impairment charge on its investment in the shares of Open Joint-Stock Company “Telecommunication Investment Company” (“Svyazinvest”) in the amount of $349 million. The carrying value of this investment was written down to $860 million as of December 31, 2009 based on the estimated fair value of the investment as of that date. In the absence of readily determinable fair value of the investment in Svyazinvest, management reached its conclusion based on the use of estimates incorporating various unobservable market inputs as discussed in Note 14. Because of the material uncertainties inherent in the valuation of Svyazinvest, the value the Group could realize had a disposal of this investment been made between a willing buyer and seller may differ materially from its resultant carrying amount.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
April 29, 2010

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2008

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2009	2008
		(restated— see Note 2)
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$2,522,831	$1,121,669
Short-term investments, including related party amounts of $13,413 and $339,396 (Note 5)	217,210	360,117
Trade receivables, net (Note 6)	593,102	443,184
Accounts receivable, related parties (Note 25)	19,973	70,620
Inventory and spare parts (Note 7)	238,693	141,113
Prepaid expenses, including related party amounts of $1,146 and $12,883	356,530	346,399
Deferred tax assets (Note 23)	212,687	213,091
VAT receivable	109,928	129,598
Other current assets, including assets held for sale of $18,519 and $46,426 (Note 2)	124,002	196,632
Total current assets	4,394,956	3,022,423
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $5,095,168 and $4,038,053 (Note 8), including advances given to related parties of $30,667 and $22,485	7,745,331	7,758,220
LICENSES, net of accumulated amortization of $341,421 and $295,056 (Notes 3 and 10)	364,722	488,381
GOODWILL (Notes 3 and 11)	803,773	469,471
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $1,277,417 and $971,106 (Notes 3 and 12)	1,067,336	1,230,643
DEBT ISSUANCE COSTS, net of accumulated amortization of $114,251 and $83,360	127,069	37,737
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 13)	220,450	249,887
INVESTMENTS IN SHARES OF SVYAZINVEST (Note 14)	859,669	1,240,977
OTHER INVESTMENTS, including related party amounts of $73,987 and $85,720 (Note 15)	78,893	111,559
OTHER NON-CURRENT ASSETS, including restricted cash of $6,389 and $23,572 (Note 16), deferred tax assets of $97,355 and $63,507 (Note 23) and related party amounts of $1,615 and $1,006	118,546	107,881
Total assets	$15,780,745	$14,717,179

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009 AND 2008 (Continued)

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	December 31,
	2009	2008
		(restated— see Note 2)
CURRENT LIABILITIES:
Accounts payable, related parties (Note 25)	$87,403	$226,482
Trade accounts payable	504,967	875,428
Deferred connection fees, current portion (Note 19)	46,930	55,012
Subscriber prepayments and deposits	501,351	438,723
Debt, current portion (Note 17), including related party amounts of $10,278 and $76,710 (Note 25)	780,514	1,677,529
Notes payable, current portion (Note 17)	1,218,084	10,435
Capital lease obligation, current portion, including related party amounts of $1,344 and $5,693 (Note 9)	3,173	8,253
Income tax payable	16,136	23,102
Accrued liabilities (Note 22)	825,413	563,317
Bitel liability (Note 30)	170,000	170,000
Other payables	103,962	74,760
Total current liabilities	4,257,933	4,123,041
LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 17)	1,391,549	1,578,540
Debt, net of current portion (Note 17), including related party amounts of $15,929 and $18,066 (Note 25)	4,935,275	2,089,488
Capital lease obligation, net of current portion, including related party amounts of $146 and $1,352 (Note 25)	921	4,030
Deferred connection fees, net of current portion (Note 19)	116,168	119,213
Deferred taxes (Note 23)	298,453	190,712
Retirement and post-retirement obligations (Note 27)	25,537	29,250
Property, plant and equipment contributions (Note 20)	90,349	93,197
Long term accounts payable, related parties (Note 25)	38,273	36,807
Other long-term liabilities	140,957	87,246
Total long-term liabilities	7,037,482	4,228,483
Total liabilities	11,295,415	8,351,524
COMMITMENTS AND CONTINGENCIES (Note 30)	—	—
Redeemable noncontrolling interests	82,261	145,748
SHAREHOLDERS’ EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2009 and 2008, 777,396,505 of which are in the form of ADS as of December 31, 2009 and 2008) (Note 26)	50,558	50,558
Treasury stock (76,456,876 and 108,273,338 common shares at cost as of December 31, 2009 and 2008)	(1,054,926)	(1,426,753)
Additional paid-in capital	—	1,090,521
Accumulated other comprehensive loss	(754,524)	(451,264)
Retained earnings	5,135,842	5,642,856
Nonredeemable noncontrolling interest	1,026,119	1,313,989
Total shareholders’ equity	4,403,069	6,219,907
Total liabilities and shareholders’ equity	$15,780,745	$14,717,179

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, except share and per share amounts)

	Years ended December 31,
	2009	2008	2007
		(restated— see Note 2)	(restated— see Note 2)
NET OPERATING REVENUE
Services revenue and connection fees (including related party amounts of $72,149, $209,990 and $178,312, respectively)	$9,505,837	$11,822,006	$9,634,698
Sales of handsets and accessories (including related party amounts of $20,689, $1,500 and $nil, respectively)	317,705	78,928	89,208
	9,823,542	11,900,934	9,723,906
Cost of services, excluding depreciation and amortization shown separately below (including related party amounts of $50,389, $232,689 and $161,500, respectively)	2,004,690	2,447,210	1,863,797
Cost of handsets and accessories	349,304	169,925	158,848
General and administrative expenses (including related party amounts of $68,903, $53,870 and $43,416, respectively) (Note 28)	1,968,193	2,159,777	1,853,624
Provision for doubtful accounts	109,632	154,782	67,720
Impairment of long-lived assets	75,064	1,333	18,556
Impairment of goodwill	—	49,891	—
Other operating expenses (including related party amounts of $12,207, $12,008 and $8,349, respectively)	173,622	188,310	126,308
Sales and marketing expenses (including related party amounts of $156,733, $241,814 and $200,600, respectively)	755,902	931,245	775,240
Depreciation and amortization expenses	1,839,568	2,151,125	1,674,885
Net operating income	2,547,567	3,647,336	3,184,928
CURRENCY EXCHANGE AND TRANSACTION LOSS/(GAIN)	252,945	565,663	(161,856)
OTHER EXPENSES/(INCOME)
Interest income (including related party amounts of $53,940, $55,018 and $26,377)	(108,543)	(70,860)	(53,507)
Interest expense, net of capitalized interest (including related party amounts of $3,613, $9,400 and $4,270)	571,719	233,863	192,237
Equity in net income of associates (Note 13)	(60,313)	(75,688)	(71,116)
Change in fair value of derivatives (Note 21)	5,420	41,554	145,860
Impairment of investments (including related party amounts of $349,370, $nil and $21,814) (Notes 14,15)	368,355	—	22,691
Other expenses, net (including related party amounts of $nil, $2,967 gain and $5,919 loss)	23,254	22,745	38,781
Total other expenses, net	799,892	151,614	274,946
Income before provision for income taxes and noncontrolling interests	1,494,730	2,930,059	3,071,838
PROVISION FOR INCOME TAXES (Note 23)	503,955	742,881	852,015
NET INCOME	990,775	2,187,178	2,219,823
NET (LOSS)/INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(13,704)	187,059	132,408
NET INCOME ATTRIBUTABLE TO THE GROUP	1,004,479	2,000,119	2,087,415
Weighted average number of common shares outstanding—basic (Note 2)	1,885,750,147	1,921,934,091	1,973,354,348
Weighted average number of common shares outstanding—diluted (Note 2)	1,885,750,147	1,921,934,091	1,974,074,908
Earnings per share, basic and diluted (Note 2)	$0.53	$1.04	$1.06

The accompanying notes are an integral part of these consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, except share amounts)

						Accumulated
					Additional	other		Total equity	Non-redeemable		Redeemable
	Common stock		Treasury stock		paid-in	comprehensive	Retained	attributable to	noncontrolling		noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	earnings	the Group	interest	Total equity	interest
Balances at January 1, 2007	1,993,326,138	$50,558	(15,922,128)	$(114,778)	$1,148,074	$76,515	$3,578,787	$4,739,156	$1,231,058	$5,970,214	$—
Comprehensive income:
Net income	—	—	—	—	—	—	2,087,416	2,087,416	127,869	2,215,285	4,539
Currency translation adjustment, net of tax of $14,513	—	—	—	—	(214)	360,263	—	360,049	90,621	450,670	—
Effect of change in functional currency	—	—	—	—	—	358,997	—	358,997	—	358,997	—
Change in fair value of interest rate swaps, net of tax of $352 (Note 21)	—	—	—	—	—	(1,114)	—	(1,114)	—	(1,114)	—
Unrecognized actuarial gains, net of tax of $nil (Note 27)	—	—	—	—	—	(4,781)	—	(4,781)	(4,308)	(9,089)	—
Total comprehensive income								2,800,567	214,182	3,014,749
Dividends declared	—	—	—	—	—	—	(742,475)	(742,475)	(35,993)	(778,468)	—
Stock options of MTS exercised (Note 24)	—	—	848,126	869	5,188	—	—	6,057	—	6,057	—
Call option of Comstar-UTS exercised (Note 21)	—	—	—	—	(1,756)	(4,169)	72,833	66,908	478,774	545,682	—
Acquisition of K-Telecom, net of tax (Note 3)	—	—	—	—	—	—	(76,069)	(76,069)	—	(76,069)	85,232
Accrued compensation costs (Note 24)	—	—	—	—	2,486	—	—	2,486	(309)	2,177	—
Repurchase of common stock of MTS (Note 26)	—	—	(17,402,835)	(254,443)	—	—	—	(254,443)	—	(254,443)	—
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	1,450	—	—	1,450	(63,071)	(61,621)	—
Distribution to the controlling shareholder of Stream-TV	—	—	—	—	(8,473)	—	—	(8,473)	(7,635)	(16,108)	—
Effect of FIN No. 48 implementation	—	—	—	—	—	—	(9,683)	(9,683)	(2,929)	(12,612)	—
Balances at December 31, 2007	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$1,146,755	$785,711	$4,910,809	$6,525,481	$1,814,077	$8,339,558	$89,771

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, except share amounts)

						Accumulated
					Additional	other		Total equity	Non-redeemable		Redeemable
	Common stock		Treasury stock		paid-in	comprehensive	Retained	attributable to	noncontrolling		noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	earnings	the Group	interest	Total equity	interest
Balances at December 31, 2007	1,993,326,138	$50,558	(32,476,837)	$(368,352)	$1,146,755	$785,711	$4,910,809	$6,525,481	$1,814,077	$8,339,558	$89,771
Comprehensive income/(loss):
Net income	—	—	—	—	—	—	2,000,119	2,000,119	177,261	2,177,380	9,798
Currency translation adjustment, net of tax of $nil	—	—	—	—	—	(1,233,846)	—	(1,233,846)	(303,866)	(1,537,712)	—
Change in fair value of interest rate swaps, net of tax of $3,826 (Note 21)	—	—	—	—	—	(16,359)	—	(16,359)	—	(16,359)	—
Unrecognized actuarial gains, net of tax of $nil (Note 27)	—	—	—	—	—	536	—	536	1,085	1,621	—
Total comprehensive income/(loss)								750,450	(125,520)	624,930

Dividends declared	—	—	—	—	—	—	(1,221,893)	(1,221,893)	(38,196)	(1,260,089)	—
Stock options of MTS exercised (Note 24)	—	—	1,397,256	1,432	7,751	—	—	9,183	—	9,183	—
Put option of Comstar-UTS exercised (Note 21)	—	—	—	—	(9,358)	12,694	—	3,336	(274,472)	(271,136)	—
Accrued compensation costs (Note 24)	—	—	—	—	3,489	—	—	3,489	—	3,489	—
Repurchase of common stock of MTS (Note 26)	—	—	(77,193,757)	(1,059,833)	—	—	—	(1,059,833)	—	(1,059,833)	—
Reorganization of Comstar Direct (Note 3)	—	—	—	—	(6,539)	—	—	(6,539)	(20,283)	(26,822)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	(2,730)	(2,730)	—	(2,730)	2,730
Change in fair value of noncontrolling interest of Dagtelecom	—	—	—	—	—	—	(43,449)	(43,449)	—	(43,449)	43,449
Increase in ownership in subsidiaries (Note 3)	—	—	—	—	—	—	—	—	(6,352)	(6,352)	—
Cash paid by Comstar-UTS for the acquisition of Stream TV	—	—	—	—	(51,577)	—	—	(51,577)	(35,265)	(86,842)	—
Balances at December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,090,521	$(451,264)	$5,642,856	$4,905,918	$1,313,989	$6,219,907	$145,748

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, except share amounts)

						Accumulated
					Additional	other		Total equity	Non-redeemable		Redeemable
	Common stock		Treasury stock		paid-in	comprehensive	Retained	attributable to	noncontrolling		noncontrolling
	Shares	Amount	Shares	Amount	capital	income/(loss)	earnings	the Group	interest	Total equity	interest
Balances at December 31, 2008	1,993,326,138	$50,558	(108,273,338)	$(1,426,753)	$1,090,521	$(451,264)	$5,642,856	$4,905,918	$1,313,989	$6,219,907	$145,748
Comprehensive income/(loss):
Net income/(loss)	—	—	—	—	—	—	1,004,479	1,004,479	(18,063)	986,416	4,359
Currency translation adjustment, net of tax of $7,910	—	—	—	—	—	(197,429)	—	(197,429)	(30,240)	(227,669)	(4,399)
Change in fair value of derivatives, net of tax of $5,895 (Note 21)	—	—	—	—	—	(23,579)	—	(23,579)	—	(23,579)	—
Unrecognized actuarial losses, net of tax of $nil (Note 27)	—	—	—	—	—	1,003	—	1,003	1,808	2,811	—
Total comprehensive income/(loss)								784,474	(46,495)	737,979

Dividends declared	—	—	—	—	—	—	(1,221,381)	(1,221,381)	(1,005)	(1,222,386)	—
Accrued compensation costs (Note 24)	—	—	—	—	1,173	—	—	1,173	—	1,173	—
Acquisition of Comstar-UTS	—	—	—	—	(1,079,559)	—	(242,699)	(1,322,258)	—	(1,322,258)	—
Legal acquisition of Stream-TV (Note 3)	—	—	—	—	(1,616)	43	—	(1,573)	(1,470)	(3,043)	—
Change in fair value of noncontrolling interest of K-Telecom	—	—	—	—	—	—	7,495	7,495	—	7,495	(7,495)
Dividends paid to noncontrolling interest of K-Telecom	—	—	—	—	—	—	—	—	—	—	(12,503)
Increase in ownership in subsidiaries (Note 3)	—	—	31,816,462	371,827	(10,519)	(83,298)	(54,908)	223,102	(238,900)	(15,798)	(43,449)
Balances at December 31, 2009	1,993,326,138	$50,558	(76,456,876)	$(1,054,926)	$—	$(754,524)	$5,135,842	$3,376,950	$1,026,119	$4,403,069	$82,261

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2009	2008	2007
		(restated— see Note 2)	(restated— see Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$990,775	$2,187,178	$2,219,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,839,568	2,151,125	1,674,885
Currency exchange and transaction loss/(gain)	212,761	578,643	(168,083)
Impairment of investments	368,355	—	22,691
Impairment of long-lived assets	75,064	1,333	18,556
Impairment of goodwill	—	49,891	—
Debt issuance cost amortization	36,892	22,087	26,425
Amortization of deferred connection fees	(67,057)	(95,080)	(122,707)
Equity in net income of associates	(60,313)	(75,688)	(71,116)
Provision for doubtful accounts	109,632	154,782	67,720
Inventory obsolescence expense and other provisions	12,225	3,599	4,932
Deferred taxes	101,444	(206,102)	(85,021)
Gain from deconsolidation of a subsidiary	—	—	(8,874)
Write-off of not recoverable VAT receivable	9,652	48,374	17,516
Change in fair value of derivatives	5,420	41,554	145,860
Other non-cash items	6,153	(10,367)	16,787
Changes in operating assets and liabilities:
Increase in accounts receivable	(216,654)	(162,908)	(173,621)
(Increase)/decrease in inventory	(111,998)	7,273	67,262
Decrease/(increase) in prepaid expenses and other current assets	14,676	(257,682)	49,840
Decrease in VAT receivable	8,914	128,335	12,567
Increase in trade accounts payable, accrued liabilities and other current liabilities	235,244	436,915	131,030
Dividends received	25,355	26,692	4,900
Net cash provided by operating activities	3,596,108	5,029,954	3,851,372
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(270,540)	(86,951)	(1,087,031)
Purchases of property, plant and equipment	(1,942,402)	(2,207,861)	(1,633,942)
Purchases of intangible assets	(385,907)	(404,964)	(265,030)
Proceeds from sale of property, plant and equipment and assets held for sale	28,606	35,636	26,710
Purchases of short-term investments	(519,129)	(569,377)	(670,360)
Proceeds from sale of short-term investments	642,164	590,579	364,440
Purchase of a derivative financial instrument	—	(19,422)	—
Purchase of other investments	(613)	(49,922)	(18,574)
Proceeds from sales of other investments	44,003	425	38,745
Investments in and advances to associates	1,950	(3,654)	—
Decrease/(increase) in restricted cash	17,182	7,522	(2,278)
Net cash used in investing activities	(2,384,686)	(2,707,989)	(3,247,320)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars)

	Years ended December 31,
	2009	2008	2007
		(restated— see Note 2)	(restated— see Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	9,183	6,057
Cash payments for the acquisition of Comstar-UTS, Stream TV and non-controlling interests (Note 3)	(1,333,418)	(109,442)	—
Repurchase of Comstar-UTS shares (Note 3)	—	(100,000)	(32)
Disposal of Comstar-UTS shares (Note 3)	—	—	322,237
Contributions from SMM, related party	—	4,439	—
Proceeds from issuance of notes	1,003,226	986,004	—
Repurchase of common stock	—	(1,059,833)	(254,443)
Repayment of notes	(9,182)	(565,074)	—
Notes and debt issuance cost	(105,137)	(6,693)	(1,863)
Capital lease obligation principal paid	(15,592)	(14,785)	(22,146)
Dividends paid	(1,261,728)	(1,144,719)	(794,311)
Proceeds from loans	3,598,100	894,803	1,362,695
Loan principal paid	(1,728,544)	(572,425)	(876,263)
Net cash provided by/(used in) financing activities	147,725	(1,678,542)	(258,069)
Effect of exchange rate changes on cash and cash equivalents	42,015	(342,338)	112,717
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,401,162	301,085	458,700
CASH AND CASH EQUIVALENTS, beginning of the year	1,121,669	820,584	361,884
CASH AND CASH EQUIVALENTS, end of the year	$2,522,831	$1,121,669	$820,584
SUPPLEMENTAL INFORMATION:
Income taxes paid	$432,066	$1,035,095	$937,448
Interest paid	510,784	285,212	265,054
Non-cash investing and financing activities:
Contributed property, plant and equipment	$3,213	$3,194	$6,299
Building contributed in the share capital of Sistema Mass Media	—	—	4,751
Additions to network equipment and software under capital lease	830	5,673	6,037
Purchase of Comstar-UTS’ shares funded by issuing of the promissory note	—	365,552	—
Equipment acquired through vendor financing	27,983	13,198	2,770
Amounts owed for capital expenditures	236,364	604,641	383,834
Payable related to business acquisitions	37,985	31,719	14,639

The accompanying notes are an integral part of the consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

1.              DESCRIPTION OF BUSINESS

Business of the Group—Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC”, or “the Company”) was incorporated on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, its wholly-owned subsidiary. MTS CJSC started its operations in the Moscow license area in 1994 and then began expanding through Russia and the CIS.

In these notes, “MTS” or the “Group” refers to Mobile TeleSystems OJSC and its subsidiaries.

The Group provides a wide range of telecommunications services, including voice and data transmission, internet access, various value added services through wireless and fixed lines as well as selling equipment and accessories. Group’s principal operations are located in Russia, Ukraine, Uzbekistan, Turkmenistan and Armenia.

MTS completed its initial public offering in 2000 and listed its shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT”. Since 2003 common shares of MTS OJSC have been traded on the Moscow Interbank Currency Exchange (“MICEX”).

During the year ended December 31, 2009 through a series of transactions the Group acquired a 61.97% stake in Open Joint-Stock Company Comstar—United TeleSystems (“Comstar-UTS”), a provider of fixed line telecommunication services in Russia and the CIS, from Joint-Stock Financial Corporation Sistema (“Sistema”) (Note 3). Acquisition of Comstar-UTS provided access to important growth markets in commercial and residential broadband which gives rise to the development of convergent telecommunication services.

During the year ended December 31, 2009, the Group started to expand its own retail network, operated by Russian Telephone Company CJSC, a wholly owned subsidiary of MTS OJSC. During 2009 following this strategy the Group acquired a number of Russian federal and regional mobile retailer operators (Note 3).

Ownership—As of December 31, 2009 and 2008, MTS’ shareholders of record and their respective percentage direct interests in outstanding shares were as follows:

	December 31,
	2009	2008
Joint-Stock Financial Corporation Sistema	33.2%	33.7%
Sistema Holding Limited (“Sistema Holding”), a subsidiary of Sistema	10.1%	10.3%
Invest-Svyaz CJSC (“Invest-Svyaz”), a subsidiary of Sistema	8.4%	8.5%
VAST, Limited Liability Company (“VAST”), a subsidiary of Sistema	3.1%	3.2%
ADS Holders	40.6%	41.2%
Free float, GDR Holders and others	4.6%	3.1%
	100.0%	100.0%

The effective ownership of Sistema in MTS was 54.8% and 55.7% as of December 31, 2009 and 2008, respectively.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting principles—The Group’s entities maintain accounting books and records in local currencies of their domicile in accordance with the requirements of respective accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are expressed in terms of U.S. Dollars.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect certain adjustments, not recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting, depreciation and valuation of property, plant and equipment, intangible assets and investments.

Basis of consolidation—Wholly-owned and majority-owned subsidiaries where the Group has operating and financial control are consolidated. All intercompany accounts and transactions are eliminated upon consolidation. Those ventures where the Group exercises significant influence but does not have operating and financial control are accounted for using the equity method. Investments in which the Group does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in the consolidated statements of financial position. The Group’s share in the net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 13. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

The acquisition of Comstar-UTS, an entity under common control, in the fourth quarter of 2009 (Note 3) has resulted in change in the reporting entity. The consolidated financial statements presented for the periods subsequent to the acquisition include the accounts of MTS OJSC and its subsidiaries, in which MTS OJSC exercises control through the ownership of majority voting interest. As the Group and Comstar-UTS are under the common control of Sistema, the assets and liabilities acquired were recorded at the historical carrying value and the consolidated financial statements were retroactively restated to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

reflect the Group as if Comstar-UTS had been owned since the beginning of the earliest period presented. The following table presents the significant effects of this restatement.

	As previously reported	Comstar-UTS	Eliminations and other*	As restated
As of December 31, 2008:
Total current assets	$2,368,734	$673,577	$(19,888)	$3,022,423
Goodwill	377,982	91,489	—	469,471
Property, plant and equipment, net	5,900,129	1,858,091	—	7,758,220
Intangible assets, net	1,392,131	230,050	96,843	1,719,024
Investments in shares of Svyasinvest	—	1,240,977	—	1,240,977
Other non-current assets	409,358	98,143	(437)	507,064
Total assets	10,448,334	4,192,327	76,518	14,717,179
Total current liabilities	3,307,141	852,192	(36,292)	4,123,041
Total long-term liabilities	3,062,798	1,133,836	31,849	4,228,483
Total liabilities	6,369,939	1,986,028	(4,443)	8,351,524
Redeemable noncontrolling interest	—	—	145,748	145,748
Shareholders’ equity attributable to the Group	4,054,896	798,517	52,505	4,905,918
Nonredeemable noncontrolling interests	23,499	703,891	586,599	1,313,989
Total equity	$4,078,395	$1,502,408	$639,104	$6,219,907

*                 Includes the effect of implementation of the provisions of EITF Topic D-98 (see Recently adopted accounting pronouncements).

	As previously reported	Comstar-UTS	Eliminations and other*	As restated
For the year ended December 31, 2008:
Net operating revenue	$10,245,293	$1,765,226	$(109,585)	$11,900,934
Net operating income	3,203,492	441,192	2,652	3,647,336
Income before provision for income taxes and noncontrolling interests	2,570,684	355,134	4,241	2,930,059
Net income	1,940,063	242,694	4,421	2,187,178
Net income attributable to the Group	1,930,419	109,912	(40,212)	2,000,119
EPS, basic and diluted, U.S. Dollars	$1.00			$1.04
For the year ended December 31, 2007:
Net operating revenue	$8,252,378	$1,562,291	$(90,763)	$9,723,906
Net operating income	2,733,846	451,635	(553)	3,184,928
Income before provision for income taxes and noncontrolling interests	2,829,088	245,517	(2,767)	3,071,838
Net income	2,090,818	131,597	(2,592)	2,219,823
Net income attributable to the Group	2,071,504	35,176	(19,265)	2,087,415
EPS, basic and diluted, U.S. Dollars	$1.05			$1.06

*                 Includes the effect of implementation of the provisions of EITF Topic D-98 (see Recently adopted accounting pronouncements).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

As of December 31, 2009 and 2008, the Company had investments in the following significant legal entities:

		December 31,
	Accounting method	2009	2008
Sibintertelecom	Consolidated	100.0%	100.0%
Dagtelecom	Consolidated	100.0%	74.9%
Russian Telephone Company (“RTC”)	Consolidated	100.0%	100.0%
Evrotel	Consolidated	100.0%	—
Ukrainian Mobile Communications (“UMC”)	Consolidated	100.0%	100.0%
MTS Finance(1)	Consolidated	100.0%	100.0%
Uzdunrobita	Consolidated	100.0%	100.0%
BCTI	Consolidated	100.0%	100.0%
MTS Bermuda(2)	Consolidated	100.0%	100.0%
K-Telekom	Consolidated	80.0%	80.0%
Comstar-UTS	Consolidated	64.0%	59.4%
MTS Belarus	Equity	49.0%	49.0%
TS-Retail	Equity	34.6%	33.9%

(1)          Represents beneficial ownership.

(2)          A wholly-owned subsidiary established to repurchase the Group’s ADSs.

Functional currency translation methodology—As of December 31, 2009, the functional currencies of the Group entities were the following:

•                  For entities incorporated in Russian Federation, MTS Bermuda and MTS Finance—Russian ruble (“RUB”);

•                  For UMC—Ukrainian hryvnia;

•                  For Turkmen branch of BCTI—Turkmenian manat;

•                  For K-Telecom—Armenian dram;

•                  For MTS-Belarus—Belarusian ruble; and

•                  For Uzdunrobita and other entities—U.S. Dollar (“USD”).

The Group’s reporting currency is U.S. Dollars. Remeasurement of financial statements into functional currencies where applicable and translation of financial statements into U.S. Dollars has been performed as follows:

For entities whose records are not maintained in their functional currencies, monetary assets and liabilities have been remeasured at the period-end exchange rates. Non-monetary assets and liabilities have been remeasured at historical rates. Revenues, expenses and cash flows have been remeasured at average rates. Remeasurement differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations.

For entities whose records are maintained in their functional currency, which is other than the reporting currency, all year-end statement of financial position items have been translated into U.S. Dollars at the period-end exchange rate. Revenues and expenses have been translated at average exchange rate for the period. Translation differences resulting from the use of these rates are reported as a component of other comprehensive income.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Management estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, valuation of assets acquired and liabilities assumed in business combinations, income tax benefits, the recoverability of investments, goodwill, intangible assets and other long-lived assets, certain accrued liabilities and valuation of financial instruments.

Cash and cash equivalents—Cash and cash equivalents represent cash on hand and in bank accounts and short-term investments, including term deposits, having original maturities of less than three months.

Short-term investments and loans—Short-term investments generally represent investments in promissory notes, loans and time deposits which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at amortized cost.

Accounts receivable—Accounts receivable are stated net of allowance for doubtful accounts. Concentrations of credit risk with respect to trade receivables are limited due to a highly diversified customer base, which includes a large number of individuals, private businesses and state-financed institutions.

Provision for doubtful accounts—The Group provides an allowance for doubtful accounts based on management’s periodic review for recoverability of accounts receivable, advances given, loans and other receivables. Such allowance reflects either specific cases, collection trends or estimates based on evidence of collectibility. For changes in the provision for doubtful loans and accounts receivable see Notes 5 and 6, respectively.

Prepaid expenses—Prepaid expenses primarily comprise advance payments made to vendors for inventory and services.

Inventory—Inventory mainly consists of handsets and accessories held for sale, cables and spare parts to be used for equipment maintenance within the next twelve months and advertising materials. Inventory is stated at the lower of cost or market value. Inventory cost is determined using the weighted average cost method.

Handsets and accessories held for sale are expensed when sold. The Group periodically assesses its inventories for obsolete and slow-moving stock.

Value-added tax (“VAT”)—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

Assets held for sale—In 2006, the Group management decided to discontinue use of certain telecommunication equipment (“Lucent equipment”) in accordance with the Group’s network development strategy. The Group accounts for Lucent equipment in accordance with the authoritative guidance on property, plant and equipment, and reports Lucent equipment at the lower of its carrying amount or fair value less costs to sell. The fair value of these assets held for sale was considered a Level 3 valuation as it was based on significant unobservable inputs. The equipment had a fair value less costs to sell of approximately $46.4 million and $67.4 million as of December 31, 2009 and 2008, respectively.

The Group initially negotiated with a third party to sell this equipment during the year ended December 31, 2007. However, due to the wide range of geographical areas in which the equipment was located and its diversity, the Group reconsidered the time needed to sell the equipment in 2007 and, as a

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

result, the original plan of sale was extended. The amount of Lucent equipment sold during 2008 and 2009 equaled $12.8 million and $25.2 million, respectively. The remaining part of Lucent equipment held for sale in the amount of $18.5 million is expected to be sold during 2010 and was classified as other current assets in the accompanying consolidated statement of financial position as of December 31, 2009.

Due to the fact that the initial plan of sale was reconsidered, the fair value of Lucent equipment was determined using the discounted cash flows based on an updated expected timing of sale. As a result, an impairment loss on Lucent equipment in the amount of $6.8 million was recorded as other operating expenses in the Group’s consolidated statement of operations for the year ended December 31, 2007. This loss is entirely attributable to the “Russia Mobile” operating reportable segment. No impairment loss on Lucent equipment was recorded during the years ended December 31, 2008 and 2009.

Long-term investments and loans—Long-term financial instruments consist primarily of long-term investments and loans and long-term debt. Since quoted market prices are not readily available for all of its long-term investments and loans, the Group estimates their fair values based on the use of estimates incorporating various unobservable market inputs.

The Group does not discount promissory notes of and loans granted to related parties, interest rates on which are different from market rates. Accordingly, fair value of such notes and loans may be different from their carrying value.

Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment transferred to MGTS free of charge are capitalized at their fair value at the date of transfer, and corresponding liability is recorded and amortized to the consolidated statements of operations over the contributed asset’s useful life. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Mobile telecommunication equipment	5-12 years
Fixed line telecommunication equipment	7-31 years
Leasehold improvements	Lesser of estimated useful life and lease term (1-10 years)
Buildings and constructions	20-50 years
Other fixed assets	3-25 years

Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use. Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized. Interest expense incurred during the construction phase of MTS’ network is capitalized as part of property, plant and equipment until the relevant projects are completed and placed into service.

Asset retirement obligations—The Group calculates asset retirement obligations and an associated asset retirement cost when the Group has a legal or constructive obligation in connection with the retirement of tangible long-lived assets. The Group’s obligations relate primarily to the cost of removing its equipment from sites. The Group recorded the present value of asset retirement obligations as other long-term liabilities in the consolidated statement of financial position.

License costs—License costs are capitalized as a result of (a) the purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

The Group’s operating licenses do not provide for automatic renewal. As of December 31, 2009, all licenses covering the territories of the Russian Federation were renewed. The cost to renew the licenses

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

was not significant. However, the Group has limited experience with the renewal of its existing licenses covering the territories of the Group’s foreign subsidiaries. Management believes that licenses required for the Group’s operations will be renewed upon expiration, though there is no assurance of such renewals and the Group has limited experience in seeking renewal of its licenses.

License costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over the period of validity, which is from three to fifteen years.

Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group’s charter capital. Telephone numbering capacity with a finite contractual life is being amortized over the contract period which varies from two to ten years. The rights to use premises are being amortized over five to fifteen years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the authoritative guidance on intangibles.

For acquisitions before January 1, 2009 goodwill represents an excess of the consideration paid over the fair market value of net identifiable assets acquired in purchase business combination and is not amortized. For the acquisitions after January 1, 2009 goodwill is determined as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with the authoritative guidance on intangibles, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill (see Note 11).

Software and other intangible assets are amortized over one to fifty years. Customer bases are amortized on a straight-line basis over their respective estimated average subscriber life, being from 20 to 240 months. Rights to use radio frequencies are amortized over the period of their contractual life, being from two to fifteen years. All finite-life intangible assets are amortized using the straight-line method.

Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When the undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Impairment of property, plant and equipment and intangible assets amounted to $75.1 million, $1.3 million and $10.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The impairment amounts were reported within other operating expenses in the accompanying consolidated statement of operations. The losses are entirely attributable to the “Russia Mobile” operating reportable segment.

Investments impairment—Management periodically assesses the recoverability of the carrying values of investments and, if necessary, records impairment losses to write the investments down to fair value (see Note 14 and 15).

Leasing arrangements—Entities of the Group lease operating facilities which include switches, other network equipment, vehicles, premises and sites to install base stations equipment and towers. Rentals payable

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

under operating leases are charged to the statements of operation on a straight line basis over the term of the relevant lease. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the statement of financial position. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Subscriber prepayments—MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of services provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Treasury stock—Shares of common stock repurchased by the Group are recorded at cost as treasury stock and reduce the shareholders’ equity in the Group’s consolidated financial statements.

Revenue recognition—Revenue include all revenues from the ordinary business activities of MTS. Revenues are recorded net of value-added tax. They are recognized in the accounting period in which they are earned in accordance with the realization principle:

Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (minutes of traffic processed, volume of data transmitted) or period of time (monthly subscription fees).

Upfront fees received for connection of new subscribers, installation and activation of wireless, wireline and data transmission services (“connection fees”) are deferred and recognized over the estimated average subscriber life, as follows:

Mobile subscribers	14-60 months
Residential wireline voice phone subscribers	15 years
Residential subscribers of broadband internet service	1 year
Other fixed line subscribers	3-5 years

The Group calculates an average life of mobile subscribers for each region in which it operates and amortizes regional connection fees.

Sales of handsets and accessories—MTS sells wireless handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of wireless handsets and accessories when the products are delivered to and accepted by the customer, as it is considered to be a separate earnings process from the sale of wireless services in accordance with the authoritative guidance on multiple-element arrangements. The costs of wireless handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when the associated revenue is recognized.

Customer incentives—Incentives provided to customers are usually offered on signing a new contract or as part of a promotional offering. Incentives, representing the reduction of the selling price of the service (free minutes and discounts) are recorded in the period to which they relate, when the respective revenue is recognized, as a reduction to both accounts receivable and revenue. However, if the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service is classified as an expense. In particular, MTS sells handsets at prices below cost to contract subscribers. Such subsidies are recognized in the cost of handsets and accessories when the sale is recorded.

Prepaid cards—MTS sells prepaid cards to subscribers, separately from the handset. Prepaid cards, used as a method of cash collection, are accounted for as customer advances. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and value-added services. Revenue from the sale of prepaid cards is deferred until the service is rendered to the customer uses the airtime or the card expires.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Roaming discounts—Group entered into roaming discount agreements with a number of wireless operators. According to the terms of the agreements MTS is obliged to provide and entitled to receive a discount that is generally dependant on the volume of inter operator roaming traffic. The Group accounts for rebates received from and granted to roaming partners in accordance with the authoritative guidance on customer payments and incentives. The Group uses various estimates and assumptions, based on historical data and adjusted for known changes, to determine the amount of discount to be received or granted. Such estimates are adjusted monthly to reflect newly-available information. The Group accounts for discounts received as a reduction of roaming expenses and rebates granted as reduction of roaming revenue. The Group considers terms of the various roaming discount agreements in order to determine the appropriate presentation of the amounts receivable from and payable to its roaming partners in consolidated statement of financial position.

Income taxes—The Group recognizes income tax positions if it is more likely than not that they will be sustained on a tax audit, including resolution of related appeals or litigation processes, if any, and measures them as the largest amount which is more than 50% likely of being realized upon ultimate settlement. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that the assets will not be realized (see Note 23). Interests and penalties related to uncertain tax positions are recognized in income tax expense.

Sales and marketing expenses—Sales and marketing expenses consist primarily of dealers’ commissions and advertising costs. Dealers’ commissions are linked to revenues received during the six-month period from the date a new subscriber is activated by a dealer. MTS expenses these costs as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were $336.3 million, $475.6 million and $422.9 million, respectively.

Borrowing costs—Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs for assets that require a period of time to get them ready for their intended use are capitalized and amortized over the estimated useful lives of the related assets. The capitalized interest costs for the years ended December 31, 2009, 2008 and 2007 were $72.3 million, $84.5 million and $104.5 million, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense net of amounts capitalized and amortization of debt issuance costs, for the years ended December 31, 2009, 2008 and 2007, were $534.3 million, $211.8 million and $187.4 million, respectively.

Retirement benefit and social security costs—The Group contributes to the local state pension and social funds, on behalf of all its employees.

In Russia all social contributions are represented by a unified social tax (“UST”) calculated by the application of a regressive rate from 26% to 2% of the annual gross remuneration of each employee. The UST is allocated to three social funds, including the pension fund, where the rate of contributions varies from 20% to 2%, depending on the annual gross salary of employee. These contributions are expensed as incurred. The amount of UST paid by the Group in Russia amounted to $95.2 million, $122.3 million and $99.6 million in 2009, 2008 and 2007, respectively.

Effective January 1, 2010, UST was abolished and replaced with direct contributions to the Pension Fund of the Russian Federation, Social Security Fund of the Russian Federation and Medical Insurance Fund of the Russian Federation.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

MGTS, a subsidiary of the Group, has historically offered its employees certain benefits upon and after retirement. The cost of such benefits includes current service costs and amortization of prior service costs. The expense is recognized during an employee’s years of active service with MGTS. The recognition of expense for retirement pension plans is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, future rates of compensation increase and other related assumptions. The Group accounts for pension plans in accordance with the requirements of the authoritative guidance on retirement benefits.

In Ukraine, Uzbekistan, Turkmenistan and Armenia the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment and social security funds. Payments to the pension fund in Ukraine amounted to $64.9 million, $14.9 million and $12.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amounts contributed to the pension funds in Uzbekistan, Turkmenistan and Armenia were not significant.

The Group does not participate in any pension funds other than described above.

Earnings per share—Basic earnings per share (“EPS”) have been determined using the weighted average number of MTS shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees.

Financial instruments and hedging activities—From time to time to optimize the structure of business acquisitions and to defer payment of the purchase price the Group enters into put and call option agreements to acquire noncontrolling stake in the existing subsidiary. These put and call option agreements are classified as redeemable securities and are accounted for at redemption value which is generally the fair value of redeemable noncontrolling interests as of reporting date. Fair value of redeemable noncontrolling interests is assessed based on discounted future cash flows of the acquired entity (“Level 3” significant unobservable inputs of the hierarchy established by the U.S. GAAP guidance). Changes in redemption value of redeemable noncontrolling interests are accounted for in the Group’s retained earnings. Redeemable noncontrolling interests are presented as temporary equity in the consolidated statement of financial position.

The Group uses derivative instruments, including swap, forward and option contracts to manage foreign currency and interest rate risk exposures. The Group measures derivatives at fair value and recognizes them as either other current or other non-current assets or liabilities in the consolidated statement of financial position. The Group reviews its fair value hierarchy classifications quarterly. Changes in significant observable valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. During the years ended December 31, 2009 and 2008 no reclassifications occurred. The fair value measurement of the Group’s hedging agreements is based on the observable yield curves for similar instruments.

The Group designates derivatives as either fair value hedges or cash flow hedges in case the required criteria are met. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. For derivatives that do not meet the conditions for hedge accounting, gains and losses from changes in the fair value are included in the consolidated statement of operations (Note 21).

The Group does not use financial instruments for trading or speculative purposes.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of issued notes based on MICEX and the Luxembourg stock exchange quotes as of December 31, 2009, is disclosed in Note 21.

Based on current market interest rates available to the Group for long-term borrowings with similar terms and maturities, the Group believes the fair value of other fixed rate debt including capital lease obligations and the fair value of variable rate debt approximated its carrying value as of December 31, 2009.

Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources.

Stock-based compensation—The Group accounts for stock-based compensation under the authoritative guidance on stock compensations. Under the provisions of this guidance companies must calculate and record the cost of equity instruments, such as stock options awarded to employees for services received, in the statements of operation. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and recognized over the period during which the employees are required to provide services in exchange for equity instruments.

The Group adopted the guidance using the modified-prospective-application transition method. Under this transition method, compensation cost for all share- based awards granted prior to, but not yet vested as of December 31, 2006, was determined based on the grant date fair value estimated using the same assumptions and taking into account the estimated forfeitures.

Recently adopted accounting pronouncements—On January 1, 2008, the Group adopted the authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on fair value measurements for financial assets and liabilities which provides a single definition of fair value, establishes a framework for measuring fair value and expands disclosure requirements of fair value measurement. On January 1, 2009, the Group adopted this guidance for all non-financial instruments accounted for at fair value on a non-recurring basis. The full adoption of this guidance did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows at the date of adoption.

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on business combinations, including assets acquired and liabilities assumed arising from contingencies. This guidance significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods. Upon the adoption of this guidance, the Group was required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of this guidance, contingent consideration is to be recorded at fair value as an element of purchase price with subsequent adjustments recognized in operations. Contingent consideration was previously accounted for as a subsequent adjustment of purchase price. Also, changes to valuation allowances for acquired deferred income tax assets and adjustments to unrecognized tax benefits acquired generally are to be recognized as adjustments to income tax expense rather than goodwill. The impact of the adoption of the new guidance on the Group’s consolidated financial statements is largely dependent on the size and nature of the future business combinations. In 2009 the Group recognized acquisition- related costs in the amount of $11.3 million in the consolidated statement of operations and recorded a liability for contingent consideration in amount of $30.8 million in its consolidated statement of financial position as of December 31, 2009.

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB that changes the accounting for noncontrolling interests in the consolidated financial statements. Noncontrolling interests (previously referred to as “minority interest”) are to be reported as part of consolidated net earnings, and the accumulated amount of noncontrolling interests is to be included as part of shareholders’ equity. In

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

addition to these financial reporting changes, the guidance provides for significant changes in accounting related to noncontrolling interests; specifically, increases and decreases in the Group’s controlling financial interests in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings. The adoption of the new guidance resulted in the reclassification of noncontrolling interests to equity and presentation of net income and other comprehensive income gross of amounts attributable to noncontrolling shareholders of the subsidiaries of the Group.

In connection with the issuance of the guidance on noncontrolling interests, EITF Topic D-98, Classification and Measurement of Redeemable Securities, (further—“Topic D-98”) was revised to include the SEC Staff’s views regarding the interaction between Topic D-98 and the new guidance. The revised Topic D-98 indicates that the classification, measurement, and earnings-per-share guidance required by Topic D-98 applies to noncontrolling interests (e.g., when the noncontrolling interest is redeemable at a fixed price or fair value by the holder or upon the occurrence of an event that is not solely within the control of the issuer). The revisions to Topic D-98 that are specific to accounting for noncontrolling interests should be applied no later than the effective date of the new guidance. The implementation of the provisions of Topic D-98 as of January 1, 2009 resulted in reduction of Group’s retained earnings by $122.2 million (there of $78.8 million related to the redeemable noncontrolling interest in K-Telecom and $43.5 million related to the redeemable noncontrolling interest in Dagtelecom).

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The adoption of this guidance did not result in a significant impact of the Group’s financial position, results of operations and cash flows.

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB which modifies the determination of the useful life of intangible assets from a requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions to one that requires an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This guidance also requires disclosure of information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and ability to renew or extend the arrangements. The adoption of this guidance did not result in a significant impact of the Group’s financial position, results of operations and cash flows for the year ended December 31, 2009. The Group expects that the new guidance will have an impact on its accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB for intangible assets acquired in a business combination or asset acquisition that an entity does not intend to actively use but intends to hold as defensive intangible assets to prevent others from obtaining access to them, referred to as defensive intangible assets. Historically, these assets have been typically allocated little or no value. Under this guidance defensive intangible assets are required to be accounted for as a separate identifiable asset recognized at fair value with an assigned useful life. The adoption of this guidance did not result in a significant impact of the Group’s financial position, results of operations and cash flows for the year ended December 31, 2009. The Group expects that the new guidance will have an impact on its accounting for future acquisitions of intangible assets, but the effect is dependent upon the acquisitions that are made in the future.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on equity method investment accounting considerations. This guidance considers the effects of the issuances of the new guidance related to business combinations and noncontrolling interests on an entity’s application of the equity method: determination of the initial carrying value of an equity-method investment, impairment assessment of an underlying indefinite-lived intangible asset of an equity-method investment, accounting for issuance of shares by an equity investee, and accounting for a change in an investment from the equity method to the cost method. The adoption of this guidance did not result in a significant impact of the Group’s financial position, results of operations and cash flows.

On January 1, 2009, the Group adopted the authoritative guidance issued by the FASB on an employer’s disclosures regarding plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures required under this guidance are to provide users of financial statements with an understanding of (a) how investment allocation decisions are made; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets. The adoption of this guidance had no material impact on the Group’s financial statements.

On June 15, 2009, the Group prospectively adopted the authoritative guidance issued by the FASB regarding the accounting for, and disclosure of, events that occur after the statement of financial position date but before the financial statements are issued. The adoption of this guidance had no material impact on the Group’s financial statements.

On July 1, 2009, the Group adopted the FASB Accounting Standards Codification (“the Codification”) and the revised guidance on Hierarchy of Generally Accepted Accounting Principles introduced by the FASB. The Codification became the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became nonauthoritative. With the adoption of this codification the Group has accordingly updated the financial statements disclosures.

On October 1, 2009, the Group adopted additional guidance on measuring the fair value of liabilities issued by the FASB in August 2009 and effective the first interim or annual reporting period beginning after August 28, 2009. The new guidance specifies that the entity determine whether a quoted price exists for an identical liability when traded as an asset (i.e. a Level 1 fair value measurement) and if not, the entity must use a valuation technique based on the quoted price of a similar liability traded as an asset, or another valuation technique (i.e. market approach or income approach) and that the entity should not make a separate adjustment for restrictions on the transfer of a liability in estimating fair value. The adoption of this guidance had no material impact on the Group’s financial statements.

New accounting pronouncements—In June 2009, the FASB updated the guidance related to consolidation accounting for variable interest entities to require an enterprise to perform an analysis to determine whether the entity’s variable interest or interests give it a controlling interest in a variable interest entity. The Group does not maintain any variable interest entities and as such, the adoption of this guidance, effective January 1, 2010, is not expected to have an impact on the Group’s consolidated financial statements.

In October 2009, the FASB amended the revenue recognition for multiple deliverable arrangements guidance to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

deliverable arrangements. This updated guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this guidance, effective January 1, 2011, is not expected to have a significant impact on the Group’s consolidated financial statements.

In January 2010, the FASB issued additional guidance that requires new disclosures related to transfers into and out of Level 1 and Level 2 of fair value measurements and separate presentation of information about purchases, sales, issuances, and settlements in the roll forward for Level 3 inputs. The update also clarifies existing guidance for fair value measurements for each class of assets and liabilities as well as for disclosures about inputs and valuation techniques. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of the revised guidance will impact disclosures and will not have an impact on the Group’s consolidated financial statements.

In February 2010, the FASB updated the authoritative guidance on the accounting for, and disclosure of, subsequent events to remove the requirement for an entity that files or furnished financial statements with the SEC to disclose a date through which subsequent events have been evaluated in both originally issued and restated financial statements. Restated financial statements include financial statements revised as a result of correction of an error or retrospective application of US GAAP. The updated guidance removes potential conflicts with the SEC’s literature. The Group adopted the revised guidance in February 2010.

3.              BUSINESS ACQUISITIONS AND DISPOSALS

Acquisitions of certain retail chains—In 2009, in conjunction with the development of its own retail network, MTS acquired controlling interests in the number of retail chains in Russia. The acquisitions were accounted for using the purchase method of accounting.

The following table summarizes the purchase price allocation of the retail chains acquired as of the acquisition date:

	Telefon.ru	Eldorado	Teleforum	Total
Month of acquisition	February	March	October
Ownership interest acquired	100%	100%	100%
Current assets	$48,979	$2,467	$2,953	$54,399
Non-current assets	2,315	911	745	3,971
Brand	—	374	—	374
Goodwill	123,333	29,875	9,050	162,258
Current liabilities	(108,701)	(12,248)	(3,614)	(124,563)
Non-current liabilities	(5,926)	(115)	—	(6,041)
Fair value of contingent consideration	—	(3,414)	(6,934)	(10,348)
Consideration paid	$60,000	$17,850	$2,200	$80,050

The Group’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill was mainly attributable to the synergies from the Group’s ability to optimize the dealers’ compensation structure and to maintain its subscriber market share in Russia. Goodwill is not deductible for income tax purposes and was assigned to “Russia Mobile” operating segment. Brand components are amortized over the periods of 6 months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.              BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

Under the terms of the individual purchase agreements, the Group may have to pay additional consideration as follows:

•                  up to $25 million during the period from 12 to 18 months for Telefon.ru;

•                  up to $5 million in 12 months for Eldorado; and

•                  up to $8.8 million in 12 months for Teleforum.

The additional consideration may be reduced by the amount of tax liability related to the activities prior to the acquisition dates. The Group may also deduct amounts of any potential losses arising from the loss of control on any of Teleforum’s outlets from the amount of contingent consideration. The financial statements reflect management’s estimate of the fair value of the contingent consideration at the acquisition date.

Eurotel acquisition—In December 2009, MTS acquired a 100% stake in Eurotel OJSC (“Eurotel”), a Russian federal back bone network operator, from a third party. The consideration paid comprised $90 million. Under the terms of agreement the Group shall pay contingent consideration of up to $20 million by the end of February 2011 should Eurotel complete the construction of certain fibre-optic lines and the Group retain control over the technical support agreements in relation to the optic cable lines. At the acquisition date the estimated fair value of this contingent consideration was $20 million.

The acquisition was accounted for using the purchase method. The purchase price allocation for the acquisition has not been finalized as of the date of these financial statements, as the Group has not completed the valuation of individual assets of Eurotel. The preliminary purchase price allocation for the acquisition was as follows:

Current assets	$15,517
Non-current assets	62,792
Goodwill	103,754
Current liabilities	(70,960)
Non-current liabilities	(1,103)
Fair value of contingent consideration	(20,000)
Consideration paid	$90,000

The excess of the purchase price over the value of net assets acquired and the fair value of contingent consideration was preliminary allocated to goodwill which was assigned to the “Russia Fixed” operating segment and is not deductible for income tax purposes. Goodwill is mainly attributable to the synergies from reduction of interconnect and internet-traffic expenses of the Group.

Comstar-UTS acquisition—In October 2009, MTS acquired a 50.91% stake in Comstar-UTS, a provider of fixed line communication services in Russia, Ukraine and Armenia, from Sistema. Consideration paid amounted to RUB 39.15 billion ($1.32 billion as of October 12, 2009) or RUB 184.02 ($6.21) per global depositary receipt (“GDR”).

This acquisition has been accounted for as a common control transaction at carrying amount. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in additional paid-in capital of the Group in the amount of $1.080 billion and as a decrease in retained earnings in the amount of $242.7 million (see also Note 2).

Further, in December 2009, in a series of transactions, the Group acquired a 14.2% stake in the Moscow City Networks OJSC (“MGTS”) in exchange for 31,816,462 ordinary MTS shares (equal to RUB 7.17 billion based on the MICEX price on December 17, 2009, or RUB 225.4 per share, per the terms of the agreement with MGTS shareholder), representing 1.6% shares outstanding, previously held in treasury and $7.3 million in cash. The MGTS stake, represented by 2,462,687 ordinary shares and 11,135,428

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.              BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

preferred shares, were held by a wholly owned subsidiary of Comstar-UTS. Simultaneously, MTS received 46,232,000 shares, representing 11.06% of total shares outstanding, of Comstar-UTS from MGTS Finance S.A., a wholly owned subsidiary of MGTS. In addition, MTS paid Comstar-UTS a cash consideration of $8.3 million. The transaction was accounted for directly in equity.

Kolorit acquisition—In September 2009, MTS acquired a 100% stake in Kolorit Dizayn Inc (“Kolorit”), a company providing outdoor advertising services in the territory of Uzbekistan, for $39.7 million in cash.

The acquisition was accounted for using the purchase method of accounting. The summary of the purchase price allocation for the acquisition was as follows:

Current assets	$993
Non-current assets	11,788
Brand	2,097
Goodwill	27,109
Current liabilities	(2,098)
Non-current liabilities	(235)
Consideration paid	$39,654

Goodwill is mainly attributable to synergies from advertising cost optimization. Goodwill is not deductible for income tax purposes and was assigned to the “Uzbekistan Mobile” operating segment.

Dagtelecom acquisition—In January 2009, Glaxen Corp. (“Glaxen”), the minority shareholder of Dagtelecom, exercised its put option over its 25.5% stake in the company. Consideration payable by the Group on the put option agreement comprised $51.3 million. Payment made by the Group was reduced by $12.5 million to offset the loan receivable from Glaxen at the date of acquisition. The transaction was accounted for directly in equity.

Acquisitions of controlling interests in regional fixed line operators—In 2008, as a part of its program of regional expansion, Comstar-UTS has acquired controlling interests in certain alternative fixed-line operators in several regions of Russia. The acquisitions were accounted for using the purchase method of accounting.

The following table summarizes the purchase price allocation of the fixed-line operators acquired as of the acquisition dates:

	Interlink Group	Strategia (Urals Telephone Company (“UTC”)	Total
Month of acquisition	June	July
Ownership interest acquired	100%	100%
Current assets	$994	$4,194	$5,188
Property, plant and equipment	7,042	15,135	22,177
Goodwill	4,230	27,846	32,076
Subscriber base	—	12,553	12,553
Current liabilities	(2,928)	(6,280)	(9,208)
Non-current liabilities		(5,253)	(5,253)
Deferred tax liabilities	(910)	(4,710)	(5,620)
Consideration paid	$8,428	$43,485	$51,913

Recognition of goodwill in the amounts of $4.2 million and $27.8 million from the acquisition of Interlink Group and UTC, respectively, was due to the economic potential of the markets the acquired companies operate in. Goodwill was recognized in the “Russia Fixed” operating segment.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.              BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

The Group’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Goodwill is not deductible for tax purposes. Subscriber base components are amortized over the periods ranging from 9 to 17 years, depending on the type of subscribers.

Acquisition of Stream-TV—In December 2008, as part of its regional expansion, Comstar-UTS entered into an agreement with Sistema Mass Media (“SMM”), a subsidiary of Sistema, to acquire all of SMM’s interest in certain of its subsidiaries (collectively referred to as “Stream-TV”) for a total cash consideration of RUB 3,544.5 million ($117.2 million as of December 31, 2009), determined by an independent appraiser and payable in installments between December 2008 and March 2009, including RUB 980.0 million ($32.4 million as of December 31, 2009) payable to Stream-TV and RUB 2,564.5 million ($84.8 million as of December 31, 2009) payable to SMM. RUB 2,460.8 million ($81.4 million as of December 31, 2009) and RUB 103.3 million ($3.4 million as of December 31, 2009) of the consideration was paid to SMM during the years ended December 31, 2008 and 2009, respectively. In addition, in December 2008 Stream-TV paid $19.1 million in cash to SMM for the controlling interests in certain regional subsidiaries acquired by Stream-TV from SMM in 2007.

In the first quarter of 2009, legal title to the business and full control of Stream-TV transferred to Comstar-UTS. This acquisition was accounted for by Comstar, and therefore the Group in a like manner, as a common control transaction. These financial statements reflect retrospective application of this acquisition in a manner similar to a pooling of interests.The transaction was accounted for directly in equity.

MSS acquisition—In February 2008, MTS acquired an additional 9% stake in its Omsk subsidiary, Mobilnye Sistemy Svyazi (“MSS”), from a private investor for $16.0 million in cash. As a result of this transaction, the Group’s ownership in the subsidiary increased to 100%. The transaction was accounted for using the purchase method. The allocation of the purchase price increased the recorded license cost by $8.8 million and customer base cost by $3.2 million. License costs are amortized over the remaining contractual terms of the license of approximately 3 years and the customer base is amortized on a straight-line basis over the estimated average subscriber’s life of approximately 5 years.

Acquisitions of controlling interests in regional fixed line operators—In 2007, as a part of its program of regional expansion, Comstar-UTS has acquired controlling interests in a number of alternative fixed-line operators in certain regions of Russia and Ukraine. The acquisitions were accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

The following table summarizes the purchase price allocation of the fixed-line operators acquired as of the acquisition dates:

	Sochi- telecom service	Digital Telephone Networks— South	Regional Technical Centre	Comstar Ukraine*	Total
Month of acquisition	August	November	December	May
Ownership interest acquired	100%	100%	88%	25%
Current assets	$51	$10,977	$13,421	$—	$24,449
Property, plant and equipment	114	102,558	21,402	—	124,074
Goodwill	451	—	—	543	994
Subscriber base	232	91,923	738	—	92,893
Trademark	—	1,683	—	—	1,683
Current liabilities	(98)	(6,873)	(3,949)	—	(10,920)
Non-current liabilities	—	(33,112)	(3,377)	—	(36,489)
Noncontrolling interest	—	—	(2,109)	424	(1,685)
Consideration paid	$750	$167,156	$26,126	$967	$194,999

*                 Acquisition of an additional 25% interest in the existing subsidiary, Comstar Ukraine, resulting in 100% ownership as of December 31, 2007.

Goodwill is attributable to the economic potential of the markets the acquired companies operate in. Goodwill is not deductible for income tax purposes and was assigned to “Russia Fixed” operating segment. The Group’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. Subscriber base components are amortized over the periods ranging from 13 to 24 years, depending on the type of subscribers.

Bashcell acquisition—In December 2007, MTS acquired a 100% of Bashcell, the GSM-1800 mobile services provider in the Republic of Bashkortostan situated in Russia’s Volga region, for $6.7 million in cash. In connection to the purchase MTS assumed debt in the amount of $31.9 million due from Bashcell to its previous shareholder.

This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$5,645
Non-current assets	13,156
Customer base cost	2,260
Goodwill	21,077
Current liabilities	(7,737)
Non-current liabilities	(31,918)
Deferred taxes	4,209
Consideration paid	$6,692

Goodwill is mainly attributable to the synergy expected as a result of the acquisition and was assigned to the “Russia Mobile” operating segment. The amount of goodwill is not deductible for income tax purposes. The customer base is amortized on a straight-line basis over the estimated average subscriber’s life of 5 years.

K-Telecom acquisition—In September 2007, MTS acquired an 80% stake in International Cell Holding Ltd, 100% indirect owner of K-Telecom, Armenia’s wireless telecommunication operator. Along with acquisition, the Group entered into a call and put option agreement for the remaining 20% stake to be exercised not earlier than July 2010 and not later than July 2012. In accordance with put and call option

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

agreement, the exercise price shall be fair value, as determined by an independent investment bank at the date the option is exercised subject to a cap of €200.0 million (equivalent of $286.9 million as of December 31, 2009).

K-Telecom operates under the VivaCell brand in the GSM-900/1800 standard covering the entire territory of Armenia. The license is valid until the end of 2019.

In accordance with sale and purchase agreement, MTS paid €260.0 million ($361.2 million as of the date of acquisition) for 80% of K-Telecom and €50.0 million ($69.0 million as of the date of acquisition) shall be paid out to the sellers in the course of three years from 2008 to 2010 provided certain agreed financial targets are met by K-Telecom. In conjunction with the acquisition, MTS extended a €140.0 million ($194.5 million as of date of acquisition) loan to K-Telecom for repayment of payables for equipment and other liabilities due as of the date of acquisition to PMF Telecommunications, an entity affiliated to the sellers. As a result, K-Telekom’s liabilities to the seller and its affiliates were settled. The loan is eliminated in consolidation and is not part of the purchase price. Finders and consultants fees paid in connection with the business combination and included in the purchase price were $26.7 million.

This acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$31,805
Non-current assets	198,984
License costs	217,354
Customer base cost	76,754
Trade mark	2,555
Goodwill	120,579
Current liabilities	(25,138)
Non-current liabilities	(149,841)
Deferred tax liabilities	(59,722)
Noncontrolling interest	(10,772)
Consideration paid	$402,558

In accordance with the terms of the sale and purchase agreement, based on K-Telekom’s financial results for the year ended December 31, 2008, €20.0 million ($28.2 million as of December 31, 2008) was accounted for as the adjustment to purchase price and recognized as a liability in the accompanying consolidated statement of financial position as of December 31, 2008. And based on K-Telekom’s financial results for the year ended December 31, 2009, €5.0 million ($7.2 million as of December 31, 2009) was accounted for as the adjustment to purchase price and recognized as a liability in the accompanying consolidated statement of financial position as of December 31, 2009.

Goodwill is mainly attributable to the economic potential of Armenia, given the low mobile penetration level of the market. Goodwill is not deductible for income tax purposes and was assigned to the “Armenia Mobile” operating segment.

The customer base is amortized on a straight-line basis over the estimated average subscriber’s life of 46 months.

Uzdunrobita acquisition—In June 2007, MTS purchased an additional 26% stake in Uzdunrobita, a mobile telecom operator in Uzbekistan, from a private investor for $250.0 million in cash. Previously MTS owned 74% of Uzdunrobita. As a result of this transaction, MTS’ ownership increased to 100%. The transaction was accounted for using the purchase method. Allocation of the purchase price increased the recorded license cost by $155.7 million, customer base cost by $6.5 million, and property plant and equipment cost by $5.4 million. Additionally, $35.0 million was recognized as goodwill. Goodwill is not deductible for

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

income tax purposes and is mainly attributable to the economic potential of the markets where Uzdunrobita operates. Goodwill was assigned to the “Uzbekistan Mobile” operating segment.

License costs are amortized over the remaining contractual terms of the licenses of approximately 9 years and the customer base is amortized over the estimated average subscriber’s life of 20 months.

Acquisition of minority interest in Golden Line—In April 2007 Comstar-UTS acquired 100% shares in Golden Line from Comstar-Direct, a 52%- owned subsidiary of Comstar-UTS, thus increasing its effective shareholding in Golden Line to 100%. Golden Line was a provider of dedicated leased access lines in Moscow to corporate clients using its fiber optic network and MGTS’ switches.

The acquisition has been accounted for as a common control transaction, at carrying amounts with excess of the book value of the net assets acquired over the purchase price, recorded as an increase in the additional paid-in capital of the Group in the amount of $2.8 million.

Disposal of shares in Metrocom—In March 2007, Comstar-UTS sold its 45% stake in Metrocom, an affiliate, to a third party for a total cash consideration of $20.0 million, resulting in a gain of $3.2 million recognized as other income in the accompanying consolidated statement of operations for the year ended December 31, 2007.

Reorganization of Comstar-Direct—Prior to December 2008, Comstar- Direct was owned 52% by Comstar-UTS and 48% by Sistema Mass Media (“SMM”), a subsidiary of Sistema. In December 2008, Comstar-Direct was split into two legal entities: SMM-Finance which became a 100% subsidiary of SMM, and Comstar-Direct which became a 100% subsidiary of Comstar-UTS. The effect of this transaction was the disposal of $26.8 million of net assets of Comstar- Direct and the acquisition of the remaining 48% minority interest in Comstar- Direct from SMM by Comstar-UTS. The transaction was accounted for at cost as a transaction between entities under common control. The excess of the net assets disposed of and the noncontrolling interest acquired was recorded in additional paid-in capital.

Summary of the assets and liabilities disposed of by Comstar-UTS and the acquisition of the remaining 48% minority interest in Comstar-Direct is as follows:

Cash and short-term investments and loans	$5,029
Inventory and other current assets	6,168
Trade and other accounts receivable	22,379
Long-term investments and loans	7,508
Trade accounts payable	(14,264)
Total assets and liabilities disposed, net	26,820
Noncontrolling interest acquired	(15,813)
Excess of the net assets disposed of and minority interest acquired	$11,007

Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2009 and 2008, gives effect to the acquisitions of Eurotel, Teleforum, Kolorit, Eldorado and Telefon.ru, as though these business combinations had been completed at the beginning of 2008.

	2009	2008
Pro forma:
Net revenues	$9,908,584	$12,729,516
Net operating income	2,547,218	3,644,378
Net income	980,553	1,964,364

The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

3.     BUSINESS ACQUISITIONS AND DISPOSALS (Continued)

been consummated as of January 1, 2008, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

4.     CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2009 and 2008 comprised the following:

	December 31,
	2009	2008
Ruble current accounts	571,424	140,045
Ruble deposit accounts	1,059,105	142,272
U.S. Dollar current accounts	217,586	108,935
U.S. Dollar deposit accounts	12,000	35
Euro current accounts	602,825	5,940
Euro deposit accounts	4,161	423,150
Hryvna current accounts	1,260	1,462
Hryvna deposit accounts	2,768	1,948
Uzbek som current accounts	26,922	229,904
Uzbek som deposit accounts	662	57,430
Turkmenian manat current accounts	21,020	1,496
Armenian dram current accounts	2,683	—
Armenian dram accounts	—	4,162
Other	415	4,890
Total cash and cash equivalents	2,522,831	1,121,669

5.     SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2009 comprised the following:

Type of investment	Contractor	Annual interest rate	Maturity date	Amount
Promissory notes	Sberbank (Note 17)	6.0%	March–June 2010	$143,300
Funds in trust management	Gazprombank	9.0%	October 2010	20,077
Deposit	VTB	8.8%	March 2010	16,532
Loan agreement	TS-Retail (Note 25)	13.0%	August 2010	12,421
Deposit	VTB	8.5%	March 2010	9,919
Deposit	UniBank	7.0%–9.0%	January–June 2010	7,666
Deposit	Converse Bank	8.0%–8.5%	January–July 2010	1,600
Deposit	AreximBank	9.0%	January 2010	1,000
Other				4,695
Total				$217,210

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

5.     SHORT-TERM INVESTMENTS (Continued)

Short-term investments as of December 31, 2008 comprised the following:

Type of investment	Contractor	Annual interest rate	Maturity date	Amount
Deposit	MBRD (Note 25)	10.3%	July 2009	$30,000
Deposit	MBRD (Note 25)	7.5%	June 2009	15,000
Promissory notes	Alt (Note 25)	18.0%	January 2009	85,091
Promissory notes	Delfa (Note 25)	18.0%	January 2009	68,073
Promissory notes	Finexcort (Note 25)	16.5%	January 2009	68,073
Funds in trust management	MBRD (Note 25)	16.0%	March 2009	45,949
Loan agreement	Sistema-Hals (Note 25)	11.0%	December 2009	16,688
Funds transferred to the investment broker	IFC Metropol	0.0%	March 2009	11,981
Loan agreement	Sky Link and subsidiaries (Note 25)	11.0%	Various	10,522
Other				8,740
Total				$360,117

Beta Link—During the year ended December 31, 2008 the Group granted a short-term loan in the amount of $28.2 million to Beta Link with a maturity date of December 2, 2009 and related interest of 9.0%. The Group had 49.0% of shares of Beta Link assigned as collateral pursuant to the loan agreement. As of December 31, 2008, the Group’s management became aware of the deteriorated financial position of Beta Link. Further, in March 2009, Beta Link filed a bankruptcy petition to the Arbitration Court of Moscow. The Group’s management believes that a probable risk exists that such loan may not be recovered. Accordingly, an allowance for the entire loan amount was recorded in the provision for doubtful accounts in the accompanying statement of operations for the year ended December 31, 2008.

6.     TRADE RECEIVABLES, NET

Trade receivables as of December 31, 2009 and 2008 comprised the following:

	December 31,
	2009	2008
Subscribers	323,135	239,782
Interconnect	108,376	105,430
Dealers	61,827	86,821
Roaming	159,119	33,958
Other	37,982	46,247
Allowance for doubtful accounts	(97,337)	(69,054)
Trade receivables, net	593,102	443,184

The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance, beginning of year	69,054	69,716	67,708
Provision for doubtful accounts	104,125	97,459	63,966
Accounts receivable written off	(75,280)	(84,363)	(66,096)
Currency translation adjustment	(562)	(13,758)	4,138
Balance, end of year	97,337	69,054	69,716

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

7.     INVENTORY AND SPARE PARTS

Inventory and spare parts as of December 31, 2009 and 2008, comprised the following:

	December 31,
	2009	2008
Spare parts for telecommunication equipment	$26,928	$69,008
SIM cards and prepaid phone cards	23,821	24,026
Equipment for resale	164,974	36,694
Advertising materials	2,195	2,966
Other materials	20,775	8,419
Total inventory and spare parts	$238,693	$141,113

Obsolescence expense for the years ended December 31, 2009, 2008 and 2007, amounted to $4.1 million, $3.9 million and $4.9 million, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations.

8.     PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2009 and 2008, was as follows:

	December 31,
	2009	2008
Network, base station equipment and related leasehold improvements	$9,391,656	$8,080,872
Office equipment, computers and other	1,047,753	881,580
Buildings and related leasehold improvements	890,913	802,655
Vehicles	54,105	54,855
Property, plant and equipment, at cost	11,384,427	9,819,962
Accumulated depreciation	(5,095,168)	(4,038,053)
Construction in progress and equipment for installation	1,456,072	1,976,311
Property, plant and equipment, net	$7,745,331	$7,758,220

Depreciation expenses during the years ended December 31, 2009, 2008 and 2007, amounted to $1,387.0 million, $1,537.1 million and $1,145.7 million, respectively.

9.     CAPITAL LEASE OBLIGATIONS

MGTS entered into several agreements for the lease of telecommunication equipment with InvestSvyazHolding, a subsidiary of Sistema. The agreements expire on various dates in 2008-2010 and provide for transfer of ownership of the equipment to the Group after the last lease payment is made. The interest rate implicit in the leases varies from 10% to 14%. Respective obligations are denominated in Euro. In addition to the agreements with InvestSvyazHolding, the Group has certain other leasing agreements with third parties; assets capitalized under these agreements and respective liabilities are not material.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

9.     CAPITAL LEASE OBLIGATIONS (Continued)

The following is a summary of leased assets and respective depreciation as of December 31, 2009 and 2008:

	2009	2008
Telecommunication equipment	$68,547	$70,563
Vehicles	9,995	12,114
Buildings	171	171
Improvement	1,096	—
Leased assets, at cost	$79,809	$82,848
Accumulated depreciation	(36,380)	(28,377)
Leased assets, net	$43,429	$54,471

Depreciation of the assets recorded under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations. Interest expense accrued on capital lease obligations for the years ended December 31, 2009, 2008 and 2007 amounted to $1.5 million, $2.0 and $3.3 million, respectively.

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

Payments due in the period ended December 31,
2010	$3,598
2011	1,066
2012	173
2013	172
2014	172
After 2014	241
Total minimum lease payments (undiscounted)	5,422
Less amount representing interest	(1,328)
Present value of net minimum lease payments	4,094
Less current portion of lease obligations	(3,173)
Non-current portion of lease obligations	$921

10.  LICENSES

In connection with providing telecommunication services, the Group has been issued various GSM operating licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group has been granted access to various telecommunication licenses through acquisitions. In foreign subsidiaries, the licenses are granted by the local communication authorities.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

10.  LICENSES (Continued)

As of December 31, 2009 and 2008, the recorded values of the Group’s telecommunication licenses were as follows:

	December 31,
	2009	2008
Russia	$264,387	$275,883
Uzbekistan	196,517	196,517
Armenia	196,193	241,710
Ukraine	49,046	50,642
Turkmenistan	—	18,685
Licenses, at cost	706,143	783,437
Accumulated amortization	(341,421)	(295,056)
Licenses, net	$364,722	$488,381

Amortization expense for the years ended December 31, 2009, 2008 and 2007, amounted to $78.7 million, $154.7 million and $200.5 million, respectively.

As of December 31, 2009, operating license related to Turkmenistan was fully amortized and its respective cost and accumulated amortization was written off from the consolidated statement of financial position.

Based on the cost of amortizable operating licenses existing at December 31, 2009, the estimated future amortization expenses are $70.2 million during 2010, $51.3 million during 2011, $35.2 million during 2012, $30.6 million during 2013, $29.8 million during 2014 and $147.6 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

Operating licenses contain a number of requirements and conditions specified by legislation. The requirements generally include the targets for start date of service, territorial coverage and expiration date. Management believes that the Group is in compliance with all material terms of its licenses.

Licenses that expired during the year ended December 31, 2009 and 2008 were renewed, however their carrying value in accompanying consolidated statements of financial position is immaterial due to low cost of renewal. Management does not presently assume renewals in its determination of the useful lives of its licenses as the Group has limited experience with renewal of licenses.

11.  GOODWILL

The change in the net carrying amount of goodwill for 2009 and 2008 by reportable segments was as follows:

	Russia Mobile	Ukraine Mobile	Russia Fixed	Other	Total
Balance at January 1, 2008	$134,818	$8,000	$163,099	$216,632	$522,549
Acquisitions (Note 3)	16,366	—	3,550	29,222	49,138
Impairment	—	—	(49,891)	—	(49,891)
Currency translation adjustment	(23,873)	(2,492)	(25,269)	(691)	(52,325)
Balance at December 31, 2008	127,311	5,508	91,489	245,163	469,471
Acquisitions (Note 3)	189,842	—	104,439	34,283	328,564
Finalization of purchase accounting	—	—	41,835	—	41,835
Currency translation adjustment	(3,636)	(197)	(1,397)	(30,867)	(36,097)
Balance at December 31, 2009	$313,517	$5,311	$236,366	$248,579	$803,773

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

11.  GOODWILL (Continued)

Based on goodwill impairment testing, as of December 31, 2008 the Group recorded an impairment loss of $49.9 million included in other operating expenses in the accompanying statement of operations for the year ended December 31, 2008 and related to the acquisition of United Cable Networks by Sistema Mass Media in 2006. United Cable Networks were acquired by the Group in 2009 as part of acquisition of Stream-TV (see Note 3). The impairment loss was primarily caused by changes in management forecasts with respect to regional markets and increase in weighted average cost of capital due to the economic crisis. The fair value of the reporting units was measured using a combination of present value techniques, the Gordon model and earnings multiples.

As of December 31, 2009 no impairment of goodwill allocated to “Russia Fixed” reportable segment was recognized based on the goodwill impairment test. The fair value of the reporting unit was measured using a combination of present value techniques, the Gordon model and earnings multiples involving the assumptions that are based upon what management believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. The most significant of these assumptions are as follows:

(i)    cost of capital was estimated at 14% based on internally calculated weighted average cost of capital and cost of capital estimated for Comstar-UTS by major market analysts;

(ii)   growth rate into perpetuity reflects the level of economic growth from the last forecasted period into perpetuity and reflects the long-term expectations for inflation. Management estimates these rates based on observable market data;

(iii)  operating expenses are forecasted with reference to the historic absolute and relative levels of expenses the Group has incurred in generating revenue in each reporting unit, operating strategies, specific forecasted operating expenses to be incurred and expectations on what these expenses would be like for an average market participant. Estimates of the forecasted operating expenses are developed from a number of internal and external sources, in combination with a process of on-going consultation with operational management; and

(iv)  forecasted capital expenditures, both recurring expenditure to replace retired assets and investments in new projects, are forecasted based on current strategies and specific forecast expenditures to be incurred, as well as expectations on what these costs would be like for an average market participant. Estimates of the forecasted capital expenditures are developed from a number of internal and external sources, in combination with a process of on-going consultation with operational management.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

12.  OTHER INTANGIBLE ASSETS

Intangible assets as of December 31, 2009 and 2008 comprised the following:

		December 31, 2009			December 31, 2008
	Useful lives, months	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Billing and telecommunication software	13 to 240	$1,461,834	$(896,243)	$565,591	$1,293,005	$(710,988)	$582,017
Acquired customer base	20 to 240	221,536	(74,320)	147,216	381,054	(63,823)	317,231
Rights to use radio frequencies	24 to 180	239,475	(75,762)	163,713	205,923	(48,622)	157,301
Accounting software	13 to 60	134,292	(79,480)	54,812	94,026	(41,140)	52,886
Numbering capacity with finite contractual life	24 to 120	90,266	(80,822)	9,444	89,273	(76,727)	12,546
Office software	13 to 60	71,997	(41,110)	30,887	57,833	(20,366)	37,467
Other software	36 to 600	77,616	(29,680)	47,936	40,648	(9,440)	31,208
		2,297,016	(1,277,417)	1,019,599	2,161,762	(971,106)	1,190,656
Numbering capacity with indefinite contractual life		47,737	—	47,737	39,987	—	39,987
Total other intangible assets		$2,344,753	$(1,277,417)	$1,067,336	$2,201,749	$(971,106)	$1,230,643

As a result of the limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. The costs of acquired numbering capacity with a finite contractual life are amortized over a period of two to ten years in accordance with the terms of the contracts to acquire such capacity. Numbering capacity with an indefinite contractual life is not amortized.

Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to $373.9 million, $459.3 million and $328.7 million, respectively. Based on the amortizable intangible assets existing at December 31, 2009, the estimated amortization expense is $370.0 million for 2010, $248.5 million for 2011, $149.4 million for 2012, $85.0 million for 2013, $36.4 million for 2014 and $130.3 million thereafter. The actual amortization expense reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

13.  INVESTMENTS IN AND ADVANCES TO ASSOCIATES

As of December 31, 2009 and 2008, the Group’s investments in and advances to associates comprised the following:

	December 31,
	2009	2008
MTS Belarus—equity investment	$220,350	$237,427
MTS Belarus—loan receivable	100	2,050
Coral/Sistema Strategic Fund—equity investment	—	10,041
Receivables from other investee companies	—	369
Total investments in and advances to associates	$220,450	$249,887

MTS Belarus—In April 2008 the Group entered into a credit facility agreement with MTS Belarus valid till March 15, 2009. The facility allowed MTS Belarus borrowing up to $33.0 million and bears an interest of 10.0%. In 2009 the maturity date was extended to March 15, 2010 and the total allowable amount was increased to $46.0 million. As of December 31, 2009, the balance outstanding under the facility was $0.1 million. After the statement of financial position date the agreement with MTS Belarus was prolonged till March 15, 2011.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

13.  INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Continued)

The financial position and results of operations of MTS Belarus as of and for the year ended December 31, 2009 were as follows:

(unaudited)
Total assets	$498,278
Total liabilities	56,736
Net income	143,061

Coral/Sistema Strategic Fund—In the years ended December 31, 2007 and 2008, the Group purchased an equity interests in a limited partnership organized by Sistema. The purpose of the strategic fund was to invest in various projects in the telecommunications and high-technology area. The Group exercised significant influence over Coral and therefore the investment was accounted for using equity method.

As of December 31, 2009 the management of the Group determined that the investment was fully impaired, consequently the carrying value of the investment was written off in the amount of $7.4 million and recorded in equity in net income/loss of associates in the accompanying consolidated statement of operations for the year then ended. As of December 31, 2009 the Group did not have any further commitment to invest in Coral according to the restructuring agreement which was signed by the partners of the fund in September 2009.

TS-Retail—As discussed in Note 25, in the year ended December 31, 2007 the Group invested in TS-Retail, an equity investee, $5.6 million. As of December 31, 2007 the investment was written off to $nil.

The Group’s share in the earnings or losses of associates was included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2009, 2008 and 2007, this share amounted to $60.3 million, $75.7 million and $71.1 million, respectively.

14.       INVESTMENT IN SHARES OF SVYAZINVEST

In December 2006, as a part of its program of regional expansion, Comstar-UTS acquired a 25% stake plus one share in Telecommunication Investment Joint Stock Company (“Svyazinvest”) from Mustcom Limited for a total consideration of approximately $1,390.0 million, including cash of $1,300.0 million and the fair value of the call and put option of $90.0 million. Comstar-UTS and MGTS Finance S.A., a subsidiary of MGTS, have acquired 4,879,584,306 ordinary shares of Svyazinvest, with Comstar-UTS buying 3,378,173,750 shares, which represent 17.3% of total outstanding shares of Svyazinvest, and MGTS Finance S.A. buying 1,501,410,556 shares, representing 7.7% of total outstanding shares of Svyazinvest. Svyazinvest is a holding company that holds controlling stakes in seven publicly traded fixed-line operators (“MRKs”) based in seven federal districts of Russia.

Based on the analysis of all relevant factors, the management determined that the acquisition of 25% plus one share of Svyazinvest does not allow the Group to exercise significant influence over this entity due to its legal structure and certain limitations imposed by Svyazinvest charter documents. Accordingly, the Group accounts for its investment in Svyazinvest under the cost method.

In November 2009, the Group, Sistema and Svyazinvest (“the Parties”) signed a non-binding memorandum of understanding (“MOU”), under which the Parties agreed to enter in the series of transactions which would ultimately result in (i) disposal of the Group’s investment in Svyazinvest to a state-controlled enterprise; (ii) noncash extinguishment of the Group’s indebtedness to Sberbank (see Note 17); (iii) increase in Sistema’s ownership in Sky Link Group (currently a 50% affiliate of Sistema, see also Note 25) to 100% and disposal of this investment to a state-controlled enterprise; and (iv) disposal of 28% of MGTS’ common stock owned by Svyazinvest to Sistema. In addition, certain cash consideration, the amount of which is yet to be negotiated between the parties, is to be paid to Svyazinvest under the MOU. The 28% stake in MGTS is then intended to be transferred to the Group.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

14.  INVESTMENT IN SHARES OF SVYAZINVEST (Continued)

Based on the estimated fair values of the elements of the assets to be exchanged and liabilities to be extinguished under the MOU and other relevant factors, management believes that as of December 31, 2009 there were indicators of potential impairment of the Group’s investment in Svyazinvest.

Svyazinvest is a non-public entity and the Group has no access to consolidated financial information of Svyazinvest at a level of detail necessary to perform a complete fair value assessment of the Svyazinvest business directly, based on estimated future cash flows or otherwise. As a result, management has determined that the best estimate of the fair value of the Group’s investment in Svyazinvest is the amount determined based on the MOU. Based on the MOU, the estimated fair value of the investment, which included significant unobservable inputs (Level 3 measurement), is approximately RUB 26.0 billion ($859.7 million as of December 31, 2009).

The following table represents carrying value of investment in Svyazinvest as of December 31, 2009 and 2008:

Balance at December 31, 2008	$1,240,977
Impairment loss	(349,370)
Currency translation adjustment	(31,938)
Balance at December 31, 2009	$859,669

At the date of these consolidated financial statements, the Group did not have a legally binding commitment to enter into the transaction contemplated by the MOU and there is an uncertainty as to the ability of the Group to complete the transaction in a near future. Further, due to material uncertainties inherent in the valuation of Svyazinvest, the result could be materially different from the valuation performed by another party or using information which management of the Group does not have the ability to access, or from the amount the Group would be able to realize in an exchange transaction involving the investment in Svyazinvest.

15.       OTHER INVESTMENTS

As of December 31, 2009 and 2008, the Group’s other investments comprised of the following:

	Annual interest rate	Maturity date	December 31, 2009	December 31, 2008
Loans receivable from TS-Retail (Note 25)	11.0–15.0%	August 2011	30,192	11,156
Investment in Tammaron Ltd.	—	on demand	—	21,230
Promissory notes of Sistema Telecom (Note 25)	3.0–4.4%	various in 2009	—	51,966
Investments in ordinary shares (Note 25)	—	—	11,724	12,091
Loan receivable from Intellect Telecom (Note 25)	7.0–11.0%	July–August 2012	12,808	11,717
Promissory notes of Sistema (Note 25)	0.0%	2017	20,449	—
Other			3,720	3,399
Total other investments			78,893	111,559

During the year ended December 31, 2008, the Group deposited in Tammaron Ltd., a company incorporated under the laws of the British Virgin Islands, an amount of $21.2 million for the a potential business acquisition. During 2009 based on the analysis of the current Russian and global financial markets situation management believes that a significant uncertainty exists with regard to the completion of such

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

15.  OTHER INVESTMENTS (Continued)

transaction and accordingly a reserve for the entire amount has been provided by the Group as an impairment of investments in the Group’s consolidated statement of operations for the year ended December 31, 2009.

16   RESTRICTED CASH

Restricted cash of $6.4 million and $23.6 million, as of December 31, 2009 and 2008, respectively, consists of cash deposited by Uzdunrobita in a special bank account which was created to be in compliance with the government regulation for local currency conversion into foreign currencies.

The cash deposited will be converted from Uzbek Som into U.S. Dollars and used for settlements with suppliers of equipment and software.

17   BORROWINGS

Notes—As of December 31, 2009 and 2008, the Group’s notes consisted of the following:

	Currency	Interest rate	2009	2008
MTS OJSC Notes due 2016	RUB	14.25%	$495,963	$—
MTS OJSC Notes due 2014	RUB	16.75%	495,963	—
MTS Finance Notes due 2012	USD	8.00%	400,000	400,000
MTS Finance Notes due 2010	USD	8.38%	400,000	400,000
MTS OJSC Notes due 2018	RUB	8.70%	323,698	268,544
MTS OJSC Notes due 2015	RUB	14.01%	248,213	255,272
MTS OJSC Notes due 2013	RUB	14.01%	247,981	255,272
MGTS Notes due 2010	RUB	16.00%	402	5,202
MGTS Notes due 2009	RUB	7.10%	—	5,233
Less: unamortized discount			(2,587)	(548)
Total notes			$2,609,633	$1,588,975
Less: current portion			(1,218,084)	(10,435)
Total notes, long-term			$1,391,549	$1,578,540

The Group has an unconditional obligation to repurchase MTS OJSC Notes at par value if claimed by the noteholders subsequent to the announcement of the sequential coupon. The dates of the announcement for each particular note issue are as follows:

MTS OJSC Notes due 2013	April 2010
MTS OJSC Notes due 2014	May 2011
MTS OJSC Notes due 2015	April 2010
MTS OJSC Notes due 2016	June 2012
MTS OJSC Notes due 2018	June 2010

The notes therefore can be defined as callable obligations under the FASB authoritative guidance on debt, as the holders have the unilateral right to demand repurchase of the notes at par value upon announcement of new coupons. The FASB authoritative guidance on debt requires callable obligations to be disclosed as maturing in the reporting period, when the demand for repurchase could be submitted disregarding the expectations of the Group about the intentions of the noteholders. The Group discloses the notes as maturing in 2010 (MTS OJSC Notes due 2013, 2015, 2018), in 2011 (MTS OJSC Notes due 2015) and in 2012 (MTS OJSC Notes due 2016) in the aggregated maturities schedule as these are the reporting periods when the noteholders will first have the unilateral right to demand repurchase.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17   BORROWINGS (Continued)

The fair values of notes based on the market quotes as of December 31, 2009 at the stock exchanges where they are traded were as follows:

	Stock exchange	% of par	Fair value
MTS OJSC Notes due 2016	MICEX	110.1	$546,055
MTS OJSC Notes due 2014	MICEX	108.3	537,127
MTS Finance Notes due 2012	Luxembourg stock exchange	104.6	418,400
MTS Finance Notes due 2010	Luxembourg stock exchange	103.3	413,200
MTS OJSC Notes due 2018	MICEX	99.9	323,375
MTS OJSC Notes due 2015	MICEX	101.7	252,432
MTS OJSC Notes due 2013	MICEX	102.0	252,941
MGTS Notes due 2010	MICEX	98.4	396
Total notes			$2,743,926

Subject to certain exceptions and qualifications, the indentures governing MTS Finance Notes contain covenants limiting the Group’s ability to incur debt, create liens, sell or transfer lease properties, enter into loan transactions with affiliates, merge or consolidate with another person or convey its properties and assets to another person, and sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. In addition, if the Group experiences certain types of mergers, consolidations or other changes in control, noteholders will have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest. The notes also have cross default provisions with publicly traded debt issued by Sistema, the shareholder of the Group. The Group is also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody’s or Standard & Poor’s. If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

The indenture governing MTS OJSC Notes contains certain covenants which limit the Group’s ability to delist the notes from the quotation lists and delay the coupon payments.

Management believes that the Group is in compliance with all restrictive note covenants as of December 31, 2009.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17   BORROWINGS (Continued)

Bank loans—As of December 31, 2009 and 2008, the Group’s loans from banks and financial institutions consisted of the following:

		Interest rate (actual at	December 31,
	Maturity	December 31, 2009)	2009	2008
USD-denominated:
Syndicated Loan Facility granted to MTS OJSC in 2006	2010–2011	LIBOR+1.15% (1.58%)	$323,077	$1,168,462
Syndicated Loan Facility granted to MTS OJSC in 2009	2011–2012	LIBOR+6.5% (6.93%)	360,000	—
Skandinavska Enskilda Banken AB	2010–2017	LIBOR+0.23%–1.8% (0.66%–2.23%)	279,519	159,047
EBRD	2010–2014	LIBOR+1.51%–3.1% (1.94%–3.53%)	150,000	183,333
HSBC Bank plc and ING BHF Bank AG	2010–2014	LIBOR+0.3% (0.73%)	90,985	110,727
Citibank International plc and ING Bank N.V.	2010–2013	LIBOR+0.43% (0.86%)	84,560	106,358
HSBC Bank plc, ING Bank and Bayerische Landesbank	2010–2015	LIBOR+0.3% (0.73%)	76,180	92,789
Commerzbank AG, ING Bank AG and HSBC Bank plc	2010–2014	LIBOR+0.3% (0.73%)	66,557	81,348
Barclays	2010–2014	LIBOR+0.13%–0.15% (0.56%–0.58%)	59,203	72,360
ABN AMRO Bank N.V.	2010–2013	LIBOR+0.35% (0.78%)	25,149	31,436
Promissory note Access Telecommunications Cooperatief U.A.	2009	—	—	263,552
Other	2010–2013	various	21,694	17,938
			$1,536,924	$2,287,350
EUR-denominated:
Syndicated Loan Facility granted to MTS OJSC in 2009	2011–2012	EURIBOR+6.5% (7.49%)	341,580	—
EBRD	2010–2016	EURIBOR+6.5%–6.9% (7.49%–7.89%)	312,743	—
European Investment Bank	2010–2016	EURIBOR+6.4% (7.39%)	164,979	—
Gasprombank	2011	8.0%	143,460	423,150
Nordic Investment Bank	2010–2016	EURIBOR+6.5%–6.9% (7.49%–7.89%)	114,768	—
ABN AMRO Bank N.V.	2010–2013	EURIBOR+0.35% (1.34%)	19,859	24,406
Other	2010–2012	various	5,972	16,425
			$1,103,361	$463,981
RUB-denominated:
Sberbank	2010–2012	13.35%	859,669	884,944
Sberbank	2012–2013	11.75%	1,554,017	—
Sberbank	2011	Refinancing rate of the Central Bank of Russia+2.25% (11.0%)	396,770	—
Gazprombank	2012	13.0%	213,600	—
Other	2010–2012	various	25,241	35,966
			$3,049,297	$920,910
Debt—related parties	2010–2056	various	26,207	94,776
			$26,207	$94,776
Total bank loans			$5,715,789	$3,767,017
Less: current portion			(780,514)	(1,677,529)
Total bank loans, long-term			$4,935,275	$2,089,488

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17   BORROWINGS (Continued)

Interest rate of Sberbank loan maturing in 2012-2013 is set as 11.75% till March 27, 2010. For the subsequent periods (quarters) the rate is determined as a total of base rate (11.75%), rate A and rate B. Rate A and B depend on the average daily bank account balance for the period maintained by MTS OJSC and RTC with Sberbank. In case the balance maintained by MTS OJSC and RTC is below RUB 1.0 billion and RUB 0.5 billion, respectively, rates A and B are set at 0.5% each. No extra interest is charged if the average daily bank account balance maintained is equal or above RUB 1.0 billion for MTS OJSC and RUB 0.5 billion for RTC.

The loans of the Group are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates, requirements to maintain ownership in certain subsidiaries.

Management believes that as of December 31, 2009 the Group is in compliance with all existing bank loan covenants.

Pledges—The loan facility of RUB 26 billion (equivalent of $859.7 million as of December 31, 2009) from Sberbank granted to Comstar-UTS is secured by pledge of a 25.0% plus one share stake in Svyazinvest and two RUB-denominated promissory notes of Sberbank purchased by Comstar-UTS in the total amount of RUB 4,334 million ($143.3 million as of December 31, 2009).

The loan facility of RUB 25 billion (equivalent of $826.6 million as of December 31, 2009) from Sberbank granted to MTS OJSC is secured by the pledge of 50.18% stake in Comstar-UTS as well as equipment with a net book value of RUB 30 billion as of December 31, 2009 (equivalent of $991.9 million as of reporting date), with assigned pledge value of RUB 21 billion (equivalent of $694.3 million as of reporting date).

The equipment with the fair value of approximately RUB 421.8 million ($13.9 million as of December 31, 2009) acquired by Comstar-UTS under the vendor financing agreement with Cisco Capital is pledged as collateral against the outstanding liability of RUB 408.8 million ($13.5 million as of December 31, 2009).

The vendor financing agreement between K-Telecom and Intracom, a related party, with total outstanding amount as of December 31, 2009 of $23.2 million is secured by the telecommunication equipment and other assets supplied under the agreement with carrying value of $17.1 million.

Available credit facilities—As of December 31, 2009, the Group’s total available credit facilities amounted to $1,666 million and related to the following credit lines:

	Maturity	Interest rate	Commitment fees	Available till	Available amount (USD equivalent)
Calyon, ING Bank N.V. and Nordea Bank AB	2019/2020	LIBOR+1.15%	0.40%	August 2011/ December 2012	$1,073,371
Bank of China (BNP Paribas)	2016	EURIBOR+1.95%	0.60%	December 2011	212,500
Export Development Canada (EDC)	2012	LIBOR+4.5%	1.50%	December 2010	165,000
Gazprombank	2012	8.0%	0.75%	January 2012	143,460
Landesbank Baden-Wuerttemberg	2016	EURIBOR+0.75%	0.45%	March 2010	53,590
Gazprombank	2012	13.0%	0.00%	March 2010	17,849
Total available credit facilities					$1,665,770

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

17   BORROWINGS (Continued)

The following table presents the aggregated scheduled maturities of the notes and bank loans principal outstanding as of December 31, 2009:

	Notes	Bank loans
Payments due in the year ended December 31,
2010	$1,218,084	$780,514
2011	495,963	1,872,512
2012	895,586	1,834,103
2013	—	893,030
2014	—	149,222
Thereafter	—	186,408
Total	$2,609,633	$5,715,789

On February 24, 2010, subsequent to the statement of financial position date, the Group repaid the full amount due under the Syndicated Loan Facility granted to MTS OJSC in 2009 with an original maturity in 2011—2012. In the maturity schedule presented above, the principal outstanding as of December 31, 2009 under this facility and totaling $701.6 million is included in payments due in the years ended December 31, 2011 and 2012 in the amounts of $467.7 million and $233.9 million, respectively, in accordance with their original maturity.

18.       ASSET RETIREMENT OBLIGATIONS

As of December 31, 2009 and 2008, the estimated present value of the Group’s asset retirement obligations and change in liabilities were as follows:

	2009	2008
Balance, beginning of the year	$62,053	$59,527
Liabilities incurred in the current period	3,923	3,840
Accretion expense	6,518	6,026
Revisions in estimated cash flows	17,693	3,383
Currency translation adjustment	(1,504)	(10,723)
Balance, end of the year	$88,683	$62,053

Revisions in estimated cash flows are attributable to the change in the estimated future useful life of the assets.

19.       DEFERRED CONNECTION FEES

Deferred connection fees for the years ended December 31, 2009 and 2008, were as follows:

	2009	2008
Balance, beginning of the year	$174,225	$216,511
Payments received and deferred during the year	60,590	89,195
Amounts amortized and recognized as revenue during the year	(67,057)	(95,080)
Currency translation adjustment	(4,660)	(36,401)
Balance, end of the year	163,098	174,225
Less: current portion	(46,930)	(55,012)
Non-current portion	$116,168	$119,213

MTS defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (Note 2).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

20.       PROPERTY, PLANT AND EQUIPMENT CONTRIBUTIONS

MGTS receives telecommunication infrastructure which is intended to operate as an integral part of the Moscow city wire line network from the real estate constructors free of charge as provided by the regulations of the city government. Property, plant and equipment contributions received by MGTS during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Unamortized property, plant and equipment contributions, beginning of the year	$93,197	$112,779
Contributions received during the year	3,213	3,194
Amortization for the year	(3,408)	(4,381)
Currency translation effect	(2,653)	(18,395)
Unamortized property, plant and equipment contributions, end of the year	$90,349	$93,197

21.       DERIVATIVE FINANCIAL INSTRUMENTS

Cash flow hedging

In 2009, 2008 and 2007 the Group entered into variable-to-fixed interest rate swap agreements to manage the exposure of changes in variable interest rate related to its debt obligations. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each interest rate swap matches the exact maturity dates of the underlying debt allowing for highly- effective hedges. Interest rate swap contracts outstanding as of December 31, 2009 mature in 2012-2015.

Further, in 2009 the Group entered into several cross-currency interest rate swap agreements. These contracts hedge the risk of both interest rate and currency fluctuations and assume periodical exchanges of both principal and interest payments from RUB-denominated amounts to USD- and Euro-denominated amounts to be exchanged at a specified rate. The rate was determined by the market spot rate upon issuance. These contracts also include an interest rate swap of a fixed USD- and Euro-denominated interest rate to a fixed RUB-denominated interest rate. The instruments are qualified for cash flow hedge accounting under the U.S. GAAP requirements. Each cross- currency interest swap matches the interest and principal payments of the underlying debt allowing for highly-effective hedges. Cross-currency interest rate swap contracts outstanding as of December 31, 2009 mature in 2010-2011.

The following table presents the fair value of Group’s derivative instruments designated as hedges in the consolidated statements of financial position as of December 31, 2009 and 2008.

	Statement of financial	December 31,
	position location	2009	2008
Asset derivatives
Interest rate swaps	Other non-current assets	$3,391	—
Total		$3,391	—
Liability derivatives
Interest rate swaps	Other long-term liabilities	$(32,636)	$(20,892)
Cross-currency interest rate swaps	Other payables	(9,211)	—
Cross-currency interest rate swaps	Other long-term liabilities	(17,348)	—
Total		$(59,195)	$(20,892)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table presents the effect of Group’s derivative instruments designated as hedges on the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007.

		Year ended December 31,
	Location of loss recognised	2009	2008	2007
Interest rate swaps	Interest expense	$(8,392)	$(2,002)	—
Cross-currency interest rate swaps	Currency exchange and transaction loss	(24,299)	—	—
Total		$(32,691)	$(2,002)	—

The ineffective portion of interest rate swap arrangements in amount of $0.9 million was included in interest expense in consolidated statement of operations for the year ended December 31, 2009. The ineffective portion of cross-currency interest rate swap arrangements in amount of $4.5 million was included in currency exchange and transaction loss in consolidated statement of operations for the year ended December 31, 2009.

The following table presents the effect of Group’s derivative instruments designated as hedges on accumulated other comprehensive income for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Accumulated derivatives (loss)/gain, beginning of the year	$(16,714)	$(355)	$759
Fair value adjustments on hedging derivatives, net of tax	(28,764)	(18,361)	(1,114)
Amounts reclassified into earnings during the period, net of tax	5,185	2,002	—
Accumulated derivatives loss, end of the year	$(40,293)	$(16,714)	$(355)

As of December 31, 2009, the outstanding hedge instruments were highly effective. Approximately $48.6 million of net loss is expected to be reclassified into net income during the next twelve months.

Cash inflows and outflows related to hedge instruments were included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2009, 2008 and 2007.

Non-designated derivative instruments

Foreign currency options—In 2009 the Group entered into foreign currency option agreements to manage the exposure to changes in currency exchange rates related to USD-denominated debt obligations. According to the agreements the Group has a combination of put and call option rights to acquire $80.0 million of USD at rates within a range specified in contracts. These contracts were not designated for hedge accounting purposes. These currency option agreements will mature in 2010-2011.

Purchased call option—In the third quarter of 2008 in order to mitigate the exposure resulting from the employee phantom option program introduced in April 2008 (see Note 24), Comstar-UTS acquired a phantom call option on its GDRs for $19.4 million from an investment bank. The amount of cash paid was included in the cash flows from investing activities in the consolidated statement of cash flows for the year ended December 31, 2008. The agreement entitles Comstar-UTS to receive in the second quarter of 2010 a payment equal to the difference between the average of daily volume-weighted average trading prices of GDRs on the London Stock Exchange for the period between February 1 and March 31, 2010 and the phantom option exercise price of USD 10.2368, if positive, multiplied by 9,000,000. Subsequent to the acquisition of the instrument, the Group estimates the fair value of the respective asset using an option

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.       DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

pricing model and re-measures it as of each reporting date. In April 2010 the purchased call option expired unexercised as it was out-of-money.

Written call and put option—In 2006, simultaneously with the acquisition of the 25% stake plus one share in Svyazinvest (see Note 14), MGTS Finance S.A. and “2711 Centerville Cooperatief U.A.” (“2711 UA”), an affiliate of Mustcom Limited, signed a call and put option agreement, which gives 2711 UA a right to purchase 46,232,000 shares of Comstar-UTS, representing 11.06% of total issued shares, from MGTS Finance S.A and sell them back to MGTS Finance S.A. The call option acquired by 2711 UA could be exercised at a strike price of USD 6.97 per share at any time following the signing of the agreement with respect to 10.5% of Comstar-UTS’ shares. The call option for the remaining 0.56% stake could be exercised at any time beginning from April 1, 2007. The call option was to expire in one year from the date of signing of the agreement. 2711 UA had a right to exercise its put option at any time within two years from the date of exercising the call option at a strike price, which will be calculated based on a weighted average price of Comstar-UTS’ GDRs during the 90 trading days period preceding the exercise of the put option.

Fair value of the call and put option as of December 11, 2006, the grant date, was estimated at $90.0 million and included in cost of investment in Svyazinvest. The Group was estimating the fair value of the respective liability using an option pricing model and was re-measuring it as of each reporting date.

On December 7, 2007, Access Telecommunications Cooperatief U.A. (“Access”, previously known as 2711 UA) has exercised the call option for 46,232,000 shares and paid $322.2 million in cash to the Group.

On August 25, 2008, Access has initiated the process of exercising the put option, and on November 26, 2008 has sold MGTS Finance S.A. 46,232,000 shares of Comstar-UTS for the total of $463.6 million, $100.0 million of which had been paid on November 26, 2008 in cash, and the remaining portion had been restructured in the form of an interest-bearing promissory note repayable in four monthly installments. Cash payment in the amount of $100.0 million was included in financing activities’ section in the Group’ consolidated statement of cash flows for the year ended December 31, 2008.

Currency forward—In December 2008, to mitigate foreign currency risks under the USD-denominated notes payable to Access (see Note 25) Comstar-UTS entered into forward contracts with MBRD to acquire $32.0 and $68.0 million of U.S. Dollars in January and February 2009, respectively, at a rate of RUB 27.85 per one USD. In the year ended December 31, 2009 the instrument was redeemed. Net cash proceeds from the redemption of the instrument in the amount of $20.2 million were included in the cash flows from operating activities in the consolidated statement of cash flows.

The following table presents the fair value of Group’s derivative instruments not designated as hedges in the consolidated statements of financial position as of December 31, 2009 and 2008.

	Statement of financial	December 31,
	position location	2009	2008
Asset derivatives:
Purchased call option	Other non-current assets	—	$5,830
Currency forward	Other current assets	—	9,734
Total		—	$15,564
Liability derivatives:
Foreign currency options	Other payables	$(2,654)	—
Foreign currency options	Other long-term liabilities	(1,627)	—
Total		$(4,281)	—

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

21.       DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table presents the effect of Group’s derivative instruments not designated as hedges on the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007.

	Location of gain/(loss)	Year ended December 31,
	recognised	2009	2008	2007
Foreign currency options	Currency exchange and transaction loss	$(4,280)	$—	$—
Purchased call option	Change in fair value of derivatives	(5,420)	(13,614)	—
Currency forward	Currency exchange and transaction gain	12,788	10,165	—
Written call and put option	Change in fair value of derivatives	—	(27,940)	(145,860)
Total		$3,088	$(31,389)	$(145,860)

Fair value of derivative instruments

The following fair value hierarchy table presents information regarding Group’s assets and liabilities associated with derivative agreements measured at fair value on a recurring basis as of December 31, 2009:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of December 31, 2009
Assets:
Interest rate swap agreements	—	$3,391	—	$3,391
Liabilities:
Interest rate swap agreements	—	$(32,636)	—	$(32,636)
Cross-currency interest rate swap agreements	—	(26,559)	—	(26,559)
Currency option agreements	—	(4,281)	—	(4,281)

22.       ACCRUED LIABILITIES

	December 31,
	2009	2008
Accruals for services	$232,897	$224,803
Accrued payroll and vacation	210,329	146,698
Accruals for taxes	241,838	131,971
Accruals for payments to social funds	12,396	10,134
Interest payable on debt	127,953	49,711
Total accrued liabilities	$825,413	$563,317

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.       INCOME TAX

Provision for income taxes for the years ended December 31, 2009, 2008 and 2007 was as follows:

	December 31,
	2009	2008	2007
Current provision for income taxes	$402,511	$948,983	$937,036
Deferred income tax benefit	101,444	(206,102)	(85,021)
Total provision for income taxes	$503,955	$742,881	$852,015

The statutory income tax rates in jurisdictions in which the Group operates for 2009 were as follows: Russia—20.0%, Ukraine—25.0%, Uzbekistan—3.4%, Turkmenistan—20.0%, and Armenia—20.0%.

The statutory income tax rate reconciled to the Group’s effective income tax rate for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Statutory income tax rate for the year	20.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	4.9	2.1	2.1
Currency exchange and transaction loss	0.5	1.0	0.2
Income tax provision	(0.2)	0.3	0.6
Settlements with tax authorities on prior period income tax (2005-2008)	(2.9)	—	—
Revaluation of UMC tax base	—	(1.8)	—
Different tax rate of foreign subsidiaries	(2.0)	(1.2)	0.1
Earnings distribution from subsidiaries	6.8	—	—
Disposal of treasury stock	(4.1)	—	—
Impairment of goodwill	—	0.4	—
Change in fair value of derivative financial instruments	(0.1)	0.3	1.1
Change in valuation allowance	10.3	(0.2)	(0.2)
Comstar corporate reorganization	0.4	—	—
Increase in deferred tax liability subject to registration	—	—	(0.3)
Other	0.1	0.5	0.1
Effective income tax rate	33.7%	25.4%	27.7%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.       INCOME TAX (Continued)

Temporary differences between the tax and accounting bases of assets and liabilities gave rise to the following deferred tax assets and liabilities as of December 31, 2009 and 2008:

	December 31,
	2009	2008
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$212,606	$197,879
Other intangible assets	12,770	8,967
Deferred connection fees	33,610	35,873
Subscriber prepayments	16,663	17,057
Accrued expenses	130,603	155,508
Provision for doubtful accounts	3,603	13,827
Inventory obsolescence	3,046	2,004
Loss carryforward	111,784	24,130
Impairment of property, plant and equipment	19,906	—
Valuation of investment in Svyazinvest	78,761	—
Other	23,147	13,365
Valuation allowance	(182,308)	(26,744)
Total deferred tax assets	464,191	441,866
Deferred tax liabilities
Licenses acquired	$(59,746)	$(104,443)
Depreciation of property, plant and equipment	(188,611)	(127,616)
Customer base	(2,695)	(1,773)
Other intangible assets	(59,227)	(75,040)
Debt issuance cost	(22,690)	(7,446)
Potential distributions from/to Group’s subsidiaries/associates	(118,608)	—
Other	(1,025)	(39,662)
Total deferred tax liabilities	(452,602)	(355,980)
Net deferred tax asset	11,589	85,886
Net deferred tax asset, current	$212,687	$213,091
Net deferred tax asset, non-current	$97,355	$63,507
Net deferred tax liability, long-term	$(298,453)	$(190,712)

In 2009, to streamline the ownership structure within Comstar group and to enable legal merger of certain its subsidiaries, certain of Comstar’s subsidiaries were sold to Comstar-UTS. As a result, deferred tax assets on tax losses carried forward of $6.8 million were written down.

The Group has the following significant balances for income tax losses carried forward as of December 31, 2009 and 2008:

Jurisdiction	Period for carry-forward	2009	2008
Luxembourg (MGTS Finance S.A.)	not limited	$94,163	$12,773
Russia (Comstar-UTS, RTC and other)	2011-2019	17,048	4,392
USA	not limited	573	6,965
Total		$111,784	$24,130

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

23.       INCOME TAX (Continued)

Management established a valuation allowance against tax loss carry-forwards of MGTS Finance S.A. and $30.9 million of deferred tax asset on valuation of investment in Svyazinvest which is allocable to MGTS Finance S.A. because there will be no sufficient future taxable income to realize those deferred tax assets. Management also established a valuation allowance for the remaining $47.9 million of deferred tax asset on valuation of investment in Svyazinvest relating to Comstar-UTS, because such impairment loss, if realized, could be offset only against gains from disposal of Comstar-UTS’ shares in subsidiaries and other investments, which, management believes, are not likely to arise in the foreseeable future.

In 2009 the Group recognized deferred income tax liabilities of $70.5 million for income taxes on future dividend distributions from foreign subsidiaries (UMC and K-Telecom) which are based on $1,431.9 million cumulative undistributed earnings of those foreign subsidiaries in accordance with local statutory accounting regulations (unaudited) because such earnings are intended to be repatriated. The Group did not record any deferred tax liabilities related to undistributed earnings of these subsidiaries in prior periods as there was no intention to repatriate the earnings.

No deferred tax liability was recognized on undistributed earnings of Uzdunrobita as of December 31, 2009 as the Group plans to indefinitely reinvest those. As of December 31, 2009 and 2008 the amount of undistributed earnings of Uzdunrobita in accordance with local statutory accounting regulations amounted to $530.7 million and $401.6 million, respectively (unaudited). Potential earnings distributions from BCTI are tax free, so that no deferred tax liability arises in this regard.

As of December 31, 2009, 2008 and 2007, the Group included accruals for uncertain tax positions in the amount of $10.6 million, $12.4 million and $35.8 million, respectively, as a component of income tax payable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance, beginning of the year	$12,360	$35,752	12,183
Additions based on tax position related to the current year	2,094	20,006	23,828
Additions based on tax positions related to prior years	—	—	5,933
Additions based on tax of acquired entities	1,521	—	—
Reduction in tax positions related to prior years	(1,778)	(11,692)	(2,963)
Settlements with tax authorities	(3,305)	(31,456)	(3,628)
Currency translation adjustment	(258)	(250)	399
Balance, end of the year	$10,634	$12,360	35,752

Accrued penalties and interest related to unrecognized tax benefits as a component of income tax expense for the years ended December 31, 2009, 2008 and 2007 amounted to ($0.6) million, ($1.0) million and ($2.0) million, respectively, and are included in income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties were included in income tax payable in the accompanying consolidated statements of financial position and totalled to $4.3 million and $4.6 million as of December 31, 2009 and 2008, respectively. The Group does not expect the unrecognized tax benefits to change significantly over the next twelve months.

24.       SHARE BASED COMPENSATION

MTS

The Stock Option Plan

In 2000, MTS established a stock bonus plan and stock option plan (the “Stock Option Plan”) for selected officers and key employees. During its initial public offering in 2000 MTS allotted 9,966,631 shares of its common stock to fund the Stock Option Plan. Since 2002, MTS has made several grants pursuant to its

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with MTS. The options are exercisable within two weeks after the vesting date, and, if not exercised, are forfeited. The exercise price of the options equaled the average market share price during the one hundred day period preceding the grant date.

In April 2008, the Board of Directors allotted an additional 651,035 ADSs (or 3,255,175 shares) to fund a Stock Option award to MTS’ chief executive officer. The award vesting period is up to two years contingent upon employment with MTS. The award will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and the CIS, in each case in terms of revenue, and cumulative percentage of MTS’ market capitalization growth since the grant date exceeds the predetermined threshold of 15%.

A summary of the status of the Group’s Stock Option Plan is presented below:

	Number of shares	Weighted average exercise price (per share), U.S. Dollars	Weighted average grant date fair value of options (per share), U.S. Dollars	Aggregate intrinsic value
Outstanding at December 31, 2006	1,435,001	$6.89	$1.74	$743
Granted	1,778,694	6.31	5.95
Exercised	(848,126)	6.89	1.74
Forfeited	(968,313)	6.66	2.65
Outstanding at December 31, 2007	1,397,256	$6.31	$4.05	$5,236
Granted	1,302,070	15.93	2.44
Exercised	(1,397,256)	6.31	4.05
Forfeited	—	—	—
Outstanding at December 31, 2008	1,302,070	$15.93	$2.44	$—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2009	1,302,070	$15.93	$2.44	$—

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $nil, $7.4 million and $0.4 million, respectively.

Stock options outstanding as of December 31, 2009 will vest during the period ended July 1, 2010. None of the stock options outstanding as of December 31, 2009 and 2008 were exercisable and therefore had a negative intrinsic value. None of the stock options outstanding as of December 31, 2007 were exercisable.

Compensation cost under Stock Option Plan of $1.2 million, $3.5 million and $2.8 million was recognized in consolidated statements of operations during the years ended December 31, 2009, 2008 and 2007 respectively. Related deferred tax benefit amounted to $0.2 million, $0.7 million and $0.6 million for the years ended December 2009, 2008 and 2007, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

The fair value of options granted during the year ended December 31, 2007 was estimated using the lattice model based on the following assumptions:

2007
Risk free rate	3.1%
Expected dividend yield	0.3%
Expected volatility	40.3%
Expected life, years	2
Fair value of options (per share), U.S. Dollar	$5.95

The fair value of options granted during the year ended December 31, 2008 was estimated using the Monte-Carlo simulation model based on the following assumptions:

2008
Risk free rate	2.3%
Present value of expected dividends, U.S. Dollars	$4.17
Expected volatility	40.0%
Expected life, years	2
Fair value of options (per share), U.S. Dollar	$2.44

Expected volatilities were based on historical volatility of the MTS’ ADSs.

The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Stock Option Plan awards will be achieved and only recognize expense for those awards expected to vest. The effect of the estimated forfeitures on Group’s operations was $nil, $2.3 million and $1.7 million in 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $0.6 million of total unrecognized compensation cost related to non-vested stock-based compensation awards under the Stock Option Plan. This amount will be recognized over the period through July 1, 2010.

The Phantom Stock Plan

In June 2007, MTS’ Board of Directors approved the Phantom Stock Plan to provide deferred compensation to certain key employees (the “Participants”) of the Group during 2007-2011. The plan is based on units equivalent to MTS ADSs (the “Phantom ADSs”). Each Phantom ADS is the equivalent of five MTS common shares. Under the Phantom Stock Plan, the Participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted, upon vesting of the award. The average vesting period is two years from the grant date, contingent upon the continuing employment of the Participants by the Group. Further, the award shall vest only if at the end of the vesting period the cumulative percentage of MTS market capitalization growth since the grant date exceeds the cumulative cost of equity determined by the Board of Directors for the same period.

In April 2008, the Phantom Stock Plan was amended to increase the number of Phantom ADSs available under the plan from the initial 3,600,000 to 9,556,716 ADSs and to increase the number of Participants potentially eligible for the Plan to up to 420 top- and mid-level managers of the Group. Further, under the amended Plan, the Phantom ADSs granted in 2008 and thereafter will vest only if at the end of the vesting period MTS is among the top 20 mobile operators in the world and top mobile operator in Russia and the CIS, in each case in terms of revenue, and the cumulative percentage of MTS’ market capitalization growth since the grant date exceeds the predetermined threshold of 15%. At the end of the vesting period, participants are entitled to a cash payment equal to the difference between the initial grant price and the price of Phantom ADSs determined based on average market share price during the one hundred day period preceding the vesting date, multiplied by the number of Phantom ADSs granted and adjusted by the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

ratio that reflects actual market capitalization growth rate. During the year ended December 31, 2008, 6,676,716 ADSs were granted to the participants, 4,562,830 of which were granted on May 1, 2008 (Phantom Grant 2008 (I)) and 2,113,886 ADSs were granted on July 1, 2008 (Phantom Grant 2008 (II)). The Phantom Grant 2008 (I) was expired on July 1, 2009 and non of the Phantom Shares under the Phantom Grant 2008 (I) were exercisable as of the expiration date. Phantom Grant 2008 (II) will vest in 24 months after the grant date, contingent upon the continuing employment of the Participants.

A summary of the status of the Group’s Phantom Stock Plan is presented below:

	Number of ADSs	Weighted average exercise price (per ADS), U.S. Dollar	Weighted average fair value of options (per ADS), U.S. Dollar	Aggregate intrinsic value
Outstanding at December 31, 2006	—	—	—	—
Granted	720,000	56.79	44.00
Exercised	—	—	—
Forfeited	(36,664)	56.79	44.00
Outstanding at December 31, 2007	683,336	$56.79	$44.00	$30,750
Granted	6,676,716	76.64	0.68
Exercised	—	—	—
Forfeited	(1,346,442)	72.02	0.88
Outstanding at December 31, 2008	6,013,610	$75.41	$0.78	$—
Granted	—	—	—
Exercised	—	—	—
Expired	(3,883,144)	73.51	—
Forfeited	(531,833)	76.62	0.03
Outstanding at December 31, 2009	1,598,633	79.63	0.06	—

None of the Phantom ADSs expired during the year ended December 31, 2009 were exercisable as of the expiration date which is July 1, 2009 for the Phantom Stock Grant 2007 and 2008 (I).

All Phantom ADSs outstanding as of December 31, 2009 are non-vested and will vest during the period ended July 1, 2010. None of the Phantom Shares were exercisable as of December 31, 2009 and therefore had a negative intrinsic value.

The fair value of the liability under the Phantom Stock Plan as of December 31, 2009 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

Phantom Grant 2008 (II)
Risk free rate	Ranged from 0.05% to 0.2%
Present value of expected dividends, U.S. Dollars	1.62
Expected volatility	50%
Remaining vesting period, years	0.5
Fair value of phantom share award (per phantom share), U.S. Dollar	0.06

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

The fair value of the liability under the Phantom Stock Plan as of December 31, 2008 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

	Phantom Grant 2007	Phantom Grant 2008 (I)	Phantom Grant 2008 (II)
Risk free rate	0.2%	0.4%	0.4%
Present value of expected dividends, U.S. Dollars	2.7	2.7	4.1
Expected volatility	135%	90%	90%
Remaining vesting period, years	0.5	0.5	1.5
Fair value of phantom share award (per phantom share), U.S. Dollar	2.00	0.07	1.99

The fair value of the liability under the Phantom Stock Plan as of December 31, 2007 was estimated using the Monte-Carlo simulation technique based on the following assumptions:

Phantom Grant 2007
Risk free rate	3.1%
Present value of expected dividends, U.S. Dollars	$5.3
Expected volatility	40.3%
Remaining vesting period, years	1.5
Fair value of phantom share award (per share), U.S. Dollar	$8.8

Expected volatilities were based on historical and implied volatility of the MTS’ ADSs.

For the year ended December 31, 2009 a reversal of previously recorded expense under the Phantom Stock Grant 2007, 2008 (I) and 2008 (II) in the amount of $0.5 million, $0.1 million and $0.8 million, respectively, was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $0.3 million.

For the year ended December 31, 2008 a reversal of previously recorded expense in the amount of $8.9 million under the Phantom Stock Grant 2007 was recognized in the consolidated statements of operations as a result of underlying stock price decrease. Related deferred tax expense amounted to $1.8 million. The compensation cost under the Phantom Stock Grant 2008 (I) and (II) recognized in the consolidated statement of operations for the year ended December 31, 2008 amounted to $1.3 million and the related deferred tax benefit amounted to $0.3 million.

The compensation cost under the Phantom Stock Plan recognized in consolidated statement of operations for the year ended December 31, 2007 amounted to $7.6 million and the related deferred tax benefit amounted to $1.8 million.

As of December 31, 2009, there was $0.02 million of total unrecognized compensation cost related to non-vested Phantom ADSs. This amount is expected to be recognized over a weighted-average period of 0.5 years. The Group is required to estimate expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of the Phantom ADSs awards will be achieved and only recognize expense for those awards expected to vest. The Group’s estimated forfeiture rate was 5.1%. The effect of forfeitures amounted to $nil, $1.5 and $2.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Comstar-UTS

The 2006 Program

On September 15, 2006, the Extraordinary General Meeting of shareholders approved the stock option and stock bonus program (the “2006 Program”) for the Board of Directors and senior management of Comstar-UTS. The 2006 Program was being implemented based on separate decisions of the Board of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

Directors. In November 2006, the Board of Directors of Comstar-UTS approved the grant of stock options to certain members of the Board of Directors and senior management of Comstar-UTS. The exercise price for these options is RUB 122.3 per one GDR (approximately USD 4.6 as of the grant date). These stock options were to cliff-vest in two years from the date of the grant and were exercisable over a period of 1 month after vesting. The 2006 Program provided for the ability of Comstar-UTS to repurchase the GDRs issued under the 2006 Program from the participants, subject to separate decision of the Board of Directors. Management believed that possibility of such repurchase was remote; accordingly, the 2006 Program originally was classified as equity. In March 2008, the Board of Directors of Comstar-UTS has approved the repurchase of the GDRs purchased by the participants at the exercise of the options back to Comstar-UTS at a price equal to an average price of one GDR for the 60 calendar days preceding the date of exercise weighted by trading volumes of Comstar-UTS GDRs on the London Stock Exchange. Accordingly, as of December 31, 2007 Comstar-UTS changed its estimate and re-classified the option program as liability.

During the year ended December 31, 2008 certain options have been forfeited, as employment of certain members of management and the Board of Directors has been terminated.

In June 2008, General shareholder meeting of Comstar-UTS has taken the decision to denominate the exercise price in USD at USD 4.60 per share. The change did not have a significant impact on compensation expense recognized by Comstar-UTS.

In November 2008, the participants of the 2006 Program fully exercised their vested options, acquired 2,403,159 GDRs from Comstar-UTS for USD 4.60 per one GDR. The GDRs were then repurchased by Comstar-UTS at USD 5.34 per one GDR, and the 2006 Program was closed. Total intrinsic value of the exercised options, taking into account the repurchase feature, amounted to $1.8 million. The costs recognized in accordance with the 2006 Program for the years ended December 31, 2008 approximated ($9.2) million (a reversal).

The following table summarizes information about non-vested common stock options during the year ended December 31, 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant-date fair value, U.S. Dollar
Non-vested options at January 1, 2008	2,403,159	n/a	3.16
Options granted	—	—	—
Options vested	(2,403,159)	4.60	3.16
Options forfeited	—	—	—
Non-vested options at December 31, 2008	—	—	—

Phantom Option Program

In March 2008, the Board of Directors of Comstar-UTS approved the employee phantom option program. Each phantom option is subject to the successful attainment of multiple market and performance conditions, such as shareholder return, market position and revenue growth. The compensation expense for these awards may be adjusted for subsequent changes in the estimated or actual outcome of the performance conditions of Comstar-UTS. The phantom options granted during 2008 vest on March 31, 2010. Upon vesting, the participants will be entitled to a cash compensation equal to the difference between weighted average price of one GDR for the 60 calendar days preceding March 31, 2010 and April 1, 2008, respectively, if positive, timed by the number of phantom options granted.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

24.       SHARE BASED COMPENSATION (Continued)

The following table summarizes information about phantom options during the years ended December 31, 2009 and 2008:

	Quantity	Exercise price, U.S. Dollar	Weighted average grant-date fair value, U.S. Dollar
Outstanding at January 1, 2008	—	—	—
Granted	13,065,882	10.2368	2.36
Forfeited	(940,000)	10.2368	2.37
Outstanding at December 31, 2008 (all non-vested)	12,125,882	10.2368	2.36
Granted	—	—	—
Forfeited	(1,580,000)	10.2368	2.37
Outstanding at December 31, 2009 (all non-vested)	10,545,882	10.2368	2.35

Comstar-UTS estimates the fair value of the phantom options using stock option pricing model based on Monte-Carlo simulation technique. The following assumptions were used in the option-pricing model as of December 31, 2009 and 2008:

	2009	2008
Risk-free interest rate	0.1%	2.4%
Expected residual option life (months)	3	15
Expected dividends	Nil	Notional
Expected volatility	97%	82%
Fair value of options (per share) as of December 31	USD 0.03	USD 0.36

Expected volatility as of December 31, 2009 was based on historical volatility of the GDRs of Comstar-UTS in the fourth quarter of 2009. The costs recognized in accordance with phantom option plan for the years ended December 31, 2009 and 2008 amounted to negative $2.0 million and $2.3 million, respectively. Total expected future compensation cost related to non-vested awards not yet recognized as of December 31, 2009 which will be recognized on a straight-line basis over the three months ending March 31, 2010 was immaterial.

25.       RELATED PARTIES

Related parties include entities under common ownership and control with the Group, affiliated companies and Svyazinvest, in which the Group owns 25% plus one share stake (see Note 14) and which owns approximately 28% voting shares in MGTS, a subsidiary of Comstar-UTS.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.  RELATED PARTIES (Continued)

As of December 31, 2009 and 2008, accounts receivable from and accounts payable to related parties were as follows:

	December 31,
	2009	2008
Accounts receivable:
Sky Link and subsidiaries, an affiliate of Sistema	$7,467	$4,319
Svyazinvest and subsidiaries	4,446	9,334
TS-Retail, a subsidiary of Sistema	3,278	16,271
Sitronics, a subsidiary of Sistema	1,933	—
Intellect Telecom, a subsidiary of Sistema	622	1,073
Sistema Mass Media, a subsidiary of Sistema	204	14,416
Glaxen, a minority shareholder of a subsidiary of the Group	—	12,215
Mezhregion Tranzit Telecom, an affiliate of Sistema	—	8,323
Other related parties	2,023	4,669
Total accounts receivable, related parties	$19,973	$70,620
Accounts payable:
Sitronics, a subsidiary of Sistema	$68,296	$162,906
Maxima, a subsidiary of Sistema	6,511	15,168
TS-Retail, a subsidiary of Sistema	5,739	—
Svyazinvest and subsidiaries	2,299	6,387
Mezhregion Tranzit Telecom, an affiliate of Sistema	—	18,257
Mediaplanning, a subsidiary of Sistema	—	6,118
Sistema Telecom, a subsidiary of Sistema	861	2,697
Sistema Mass Media, a subsidiary of Sistema	—	7,675
Sky Link and subsidiaries, an affiliate of Sistema	488	—
Other related parties	3,209	7,274
Total accounts payable, related parties	$87,403	$226,482

The Group does not have the intent and ability to offset the outstanding accounts payable and accounts receivable with related parties under the terms of existing agreements with them.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.  RELATED PARTIES (Continued)

Operating Transactions

For the years ended December 31, 2009, 2008 and 2007, operating transactions with related parties are as follows:

	2009	2008	2007
Revenues from related parties:
Svyazinvest and subsidiaries (interconnection, commission for provision of DLD/ILD services to the Group’s subscribers and other)	$43,174	$63,147	$69,094
TS-Retail, a subsidiary of Sistema (Sales of handsets and accessories)	20,689	1,500	—
Mezhregion Tranzit Telecom, an affiliate of Sistema (interconnection, line rental, commission for provision of DLD/ILD services to the Group’s subscribers, and other)	11,465	128,560	93,224
Sky Link and subsidiaries, an affiliate of Sistema (interconnection and other)	9,857	7,977	9,857
Other related parties	7,653	10,306	6,137
Total revenues to related parties	$92,838	$211,490	$178,312
Operating expenses incurred on transactions with related parties:
RA Maxima, a subsidiary of Sistema (advertising)	$102,005	$138,756	$134,878
Sitronics, a subsidiary of Sistema (IT consulting)	52,211	39,646	35,889
Svyazinvest and subsidiaries (interconnection and other)	28,997	41,533	36,633
Mediaplanning, a subsidiary of Sistema (advertising)	23,782	82,036	48,756
Mezhregion Tranzit Telecom, an affiliate of Sistema (interconnection, line rental and other)	18,115	191,155	121,355
TS-Retail, a subsidiary of Sistema (dealer commission)	17,889	4,448	133
Sistema Telecom, a subsidiary of Sistema (use of the brand name)	11,738	14,676	14,556
City Hals, a subsidiary of Sistema (rent, repair, maintenance and cleaning services)	9,988	13,835	9,466
AB Safety, an affiliate of Sistema (security services)	5,576	—	—
Other related parties	17,931	14,296	12,199
Total operating expenses incurred on transactions with related parties	$288,232	$540,381	$413,865

In addition to above, for the years ended December 31, 2009, 2008 and 2007 the Group received dividends from Svyazinvest totaling $nil, $2.4 million and $1.9 million, respectively.

In the year ended December 31, 2007 Comstar-Direct, a subsidiary of Comstar-UTS, sold substantially all TV content and certain property, plant and equipment to Sistema Mass Media for $14.8 million (exclusive of VAT). Respective gains totalling $2.7 million were included in other income in the accompanying consolidated statement of operations. In the year ended December 31, 2008, respective receivables were transferred to SMM in the course of reorganization of Comstar-Direct (see Note 3).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.  RELATED PARTIES (Continued)

Investing and financing transactions

During the years ended December 31, 2009 and 2008 the Group made certain investments in and loans to related parties. Respective balances are summarized as follows:

	December 31,
	2009	2008
Loans to, promissory notes and investments in shares of related parties:
Short-term investments (Note 5)
TS-Retail, a subsidiary of Sistema	$12,421	—
MBRD, a subsidiary of Sistema	992	$90,949
Alt, a related party of Sistema	—	85,091
Delfa, a related party of Sistema	—	68,073
Finexcort, a subsidiary of Sistema	—	68,073
Sistema-Hals, an affiliate of Sistema	—	16,688
Sky Link and subsidiaries, an affiliate of Sistema	—	10,522
Total short-term investments to related parties	$13,413	$339,396
Other investments (Note 15)
TS-Retail, a subsidiary of Sistema	30,192	11,156
Sistema	20,449	—
Intellect Telecom, a subsidiary of Sistema	12,808	11,717
Sistema Telecom, a subsidiary of Sistema	—	51,966
Total other investments to related parties	$63,449	$74,839
Investments in shares (Note 15)
MBRD, a subsidiary of Sistema	5,248	5,401
Sistema Mass Media, a subsidiary of Sistema	3,856	3,970
Other	1,434	1,510
Total investments in shares of related parties	$10,538	$10,881

Moscow Bank of Reconstruction and Development (“MBRD”)—The Group has a number of loan agreements and also maintains certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2009 and 2008, the Group cash position at MBRD amounted to $963.6 million and $242.4 million in current accounts, respectively. Deposit accounts at MBRD amounted to $1.0 million and $195.7 million as of December 31, 2009 and 2008, respectively. Deposit accounts in MBRD included deposit accounts with original maturities in excess of three months but less than twelve months totaling $1.0 million and $90.9 million as of December 31, 2009 and 2008, respectively, which are classified as short-term investments in the accompanying consolidated statements of financial position. The interest accrued on the deposits for the years ended December 31, 2009, 2008 and 2007, amounted to $25.1 million, $43.2 million and $22.8 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Loans payable to MBRD amounted to $1.2 million and $8.6 million as of December 31, 2009 and 2008, respectively. Interest expense on these loans for the years ended December 31, 2009 and 2008, 2007 amounted to $0.8 million, $1.3 million and $1.0 million, respectively.

Sistema—In November 2009, the Group accepted a promissory note from Sistema as repayment of a loan principle and interest accrued to date under the agreement with Sistema-Hals (see Note 5). The note has zero interest rate and is repayable in 2017. As of December 31, 2009 the amount receivable of $20.4 million was included in other investments in the accompanying consolidated statement of financial position.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.  RELATED PARTIES (Continued)

In the year ended December 31, 2000 following the indemnification obtained from Sistema to repay debt from Ericsson Project Finance, the Group entered into a long-term, RUB-denominated promissory notes with zero interest rate and maturities from 2049 to 2056 to reimburse payments made by Sistema. As of December 31, 2009 and 2008 the carrying values of these notes amounted to $1.8 million and $nil, respectively.

Sistema Mass Media (“SMM”)—In 2008 and 2009, the Group had various loans and promissory notes payable to SMM, a subsidiary of Sistema. As of December 31, 2009 these loans and notes were fully repaid. Interest expense on these loans and notes for the years ended December 31, 2009 and 2008, 2007 amounted to $1.4 million, $8.1 million and $1.5 million, respectively.

Intellect Telecom—During the years ended December 31, 2009 MGTS, a subsidiary of Comstar-UTS, and MTS itself granted loans to Intellect Telecom, a subsidiary of Sistema. Loans bear interest of 7.0% and 11.0%, respectively, and mature in 2012.

Sistema Telecom—In June 2009, the Group transferred RUB-denominated promissory notes of Sistema Telecom, a subsidiary of Sistema, for the total amount of $8.7 million to SMM for partial extinguishment of the Group’s debt payable to SMM. In December 2009 the remaining portions of the notes were partly offset against the Group’s payables to Sistema Telecom and partly repaid in cash by Sistema Telecom.

Investments in ordinary shares—As of December 31, 2009 and 2008 the Group had several investments in share capitals of subsidiaries and affiliates of Sistema for $10.5 million and $10.9 million, respectively, which were individually immaterial. The main investments related to two subsidiaries of Sistema: MBRD of 4.56% and Sistema Mass Media of 3.14%.

Promissory notes of Alt, Delfa and Finexcort—In December 2008, the Group purchased promissory notes of Alt, Delfa, related parties of Sistema, and Finexcort, a subsidiary of Sistema. As of December 31, 2008 the total amount of $221.2 was included in short-term investments in the accompanying consolidated statements of financial position. The notes, together with interest accrued, were redeemed in the first quarter of 2009.

Sky Link and subsidiaries—In 2009 and 2008, Sky Link, an affiliate of Sistema, repaid the Group $14.3 million and $3.4 million, respectively, of outstanding indebtedness, which resulted in partial reversal of a provision for uncollectible loans recorded by the Group in 2007 and recognition of a gain of $4.3 million in the accompanying consolidated statement of operations for the year ended December 31, 2009.

Sitronics—During the years ended December 31, 2009, 2008 and 2007, the Group acquired from Sitronics Group, a subsidiary of Sistema, telecommunications equipment, software and billing systems (FORIS) for approximately $190.1 million, $357.6 million and $222.1 million, respectively. In addition during the years ended December 31, 2009, 2008 and 2007, the Group purchased SIM cards and prepaid phone cards from Sitronics Smart Technologies, a subsidiary of Sitronics, for approximately $32.4 million, $39.6 million and $19.2 million, respectively. As of December 31, 2009 and 2008 the advances given to Sitronics and its subsidiaries amounted to $23.7 million and $1.7 million, respectively. These amounts were included into property, plant and equipment in the accompanying consolidated statements of financial position.

Sistema-Hals—In October 2008, the Group entered into an agreement for the construction of an aerial system in Moscow metro with Sistema-Hals, an affiliate of Sistema. As of December 31, 2009 and 2008 the advances given to Sistema-Hals under this agreement amounted to $6.7 million and $11.7 million, respectively. These amounts were included into property, plant and equipment in the accompanying consolidated statements of financial position.

MGTS, a subsidiary of Comstar-UTS, entered into a series of agreements with Sistema-Hals, a subsidiary of Sistema, on project development and reconstruction of buildings which house MGTS’ automatic telephone exchanges. As of December 31, 2009 and 2008, as a result of the work performed by

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

25.  RELATED PARTIES (Continued)

Sistema-Hals under these contracts, MGTS recorded a liability of $38.3 million and $36.8 million, respectively, payable to Sistema-Hals that was recorded in the accompanying consolidated statements of financial position.

TS-Retail—In November 2006, MTS established a wholly-owned subsidiary, TS-Retail, with a registered capital of $1.1 million for further expansion of Group’s retail operations. In December 2007, MTS’ stake in this company decreased from 100% to 25% following an increase of share capital by TS-Retail by $14.0 million, which was paid by the Group and certain subsidiaries of Sistema. MTS deconsolidated TS-Retail in December 2007 and subsequently accounted for this investment under the equity method. During the years ended December 31, 2009 and 2008, the Group granted loans in total amount of $42.6 million at 11.0%-15.0% annual interest rates maturing in 2010-2011.

InvestSvyazHolding—MTS itself and MGTS, a subsidiary of Comstar-UTS, entered into agreements with InvestSvyazHolding, a subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with the authoritative guidance on leases and disclosed in Note 9.

Svyazinvest—In 2008, the Group paid $3.6 million dividends to Svyazinvest.

26.       STOCKHOLDERS’ EQUITY

Share capital—MTS’ share capital comprises 1,916,869,262 and 1,885,052,800 of outstanding common shares, net of treasury shares, as of December 31, 2009 and 2008. The total shares in treasury stock of the Group comprised 76,456,876 and 108,273,338 as of December 31, 2009 and 2008, respectively.

Each ADS initially represented 20 shares of common stock of the Company. Effective January 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADSs (69,048,816 ADSs recalculated using new ratio), representing 345,244,080 common shares. As of December 31, 2009 MTS repurchased 13,599,067 ADSs.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26.  STOCKHOLDERS’ EQUITY (Continued)

Noncontrolling interest—MTS’ equity was affected by changes in subsidiaries’ ownership interests as follows:

	December 31,
	2009	2008	2007
Net income attributable to the Group	$1,004,479	$2,000,119	$2,087,415
Transfers from the noncontrolling interest
Increase in MTS equity due to acquisition of noncontrolling interest in Comstar-UTS	45,284	—	—
Decrease in MTS paid-in capital due to exercise of the put option on Comstar-UTS shares	—	(9,358)	—
Increase in MTS equity due to exercise of the call option on Comstar-UTS shares	—	—	71,060
Increase in MTS equity due to acquisition of noncontrolling interest in MGTS	269,281	—	—
Decrease in MTS paid-in capital due to acquisition of noncontrolling interest in Dagtelecom	(7,679)	—	—
Decrease in MTS paid-in capital due to reorganisation of Comstar-Direct	—	(6,539)	—
Increase in MTS paid-in capital due to acquisition of noncontrolling interest in Golden Line	—	—	1,467
Decrease in MTS paid-in capital due to acquisition of noncontrolling interest in other subsidiaries	(487)	—	—
Net transfers from the noncontrolling interest	306,399	(15,897)	72,527
Net income attributable to the Group and transfers from the noncontrolling interest:	$1,310,878	$1,984,222	$2,159,942

Dividends—In 2007, the Board of Directors approved a dividend policy, whereby the Group shall aim to make dividend payments to shareholders in the amount of at least 50% of annual net income under U.S. GAAP. The dividend can vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities, as well as the Group’s debt position.

Annual dividend payments, if any, must be recommended by the Board of Directors and approved by the shareholders.

In accordance with the Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. The net income of MTS OJSC for the years ended December 31, 2009, 2008 and 2007 that is distributable under Russian legislation totaled RUB 33,480 million ($1,055.4 million), RUB 40,554 million ($1,631.6 million) and RUB 37,696 million ($1,473.8 million), respectively.

The following table summarizes the Group’s declared cash dividends in the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Dividends declared (including dividends on treasury shares of $45,631, $36,529 and $5,967, respectively)	$1,265,544	$1,257,453	$747,213
Dividends, U.S. Dollars per ADS	3.2	3.2	1.9
Dividends, U.S. Dollars per share	0.647	0.631	0.375

As of December 31, 2009 and 2008, dividends payable were $1.1 million and $0.6 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

26.  STOCKHOLDERS’ EQUITY (Continued)

MGTS’ preferred stock—MGTS, a subsidiary of Comstar-UTS, had 15,965,850 preferred shares outstanding at December 31, 2009. MGTS’ preferred shares carry guaranteed non-cumulative dividend rights amounting to the higher of (a) 10% of MGTS’ net profit as determined under Russian accounting regulations and (b) the dividends paid on common shares. No dividends may be declared on common shares before dividends on preferred shares are declared. If the preferred dividend is not paid in full in any year the preferred shares also obtain voting rights, which will lapse after the first payment of the dividend in full. Otherwise, preferred shares carry no voting rights except on resolutions regarding liquidation or reorganization of MGTS and changes/amendments to MGTS’ charter restricting the rights of holders of preferred shares. Such resolutions require the approval of 75% of the preferred shareholders. In the event of liquidation, dividends to preferred shareholders that have been declared but not paid have priority over ordinary shareholders.

In June 2009, the general shareholders’ meeting of MGTS approved zero dividend payment for 2008. Accordingly, the preferred shares obtained voting rights which will lapse after the first payment of the dividend in full.

In December 2009, the Group has acquired 11,135,428 preferred shares of MGTS (see Note 3).

27.       RETIREMENT AND POST RETIREMENT OBLIGATIONS

MGTS has historically provided certain benefits to employees upon their retirement and afterwards, which include monthly regular pension, death-in-service payments, lump-sum upon retirement payments, death-while-pensioner payments and 50% monthly telephone subsidy for the pensioners who served more than 30 years at MGTS. As of December 31, 2009, there were 10,010 active employees eligible to the program. The pension plan is terminally funded, i.e., upon retirement MGTS transfers all its obligations to a national pension fund “Sistema” (NPF “Sistema”), a subsidiary of Sistema, and from that moment onwards has no more obligations towards the pensioner regarding the pension plan. All other program benefits are financed on a pay-as-you-go basis.

MGTS’ pension obligations are measured as of December 31. The following are the key assumptions used in determining the projected benefit obligation and net periodic pension expense:

Discount rate	9.00% p.a.
Expected return on plan assets	9.22% p.a.
Projected salary growth	9.72% p.a.
Discount rate used for annuity contracts calculation	7.00% p.a.
Rate at which pension payment are assumed to be indexed	0.00% p.a.
Long-term inflation	5.50% p.a.
Staff turnover (for ages below 50)	5.00% p.a.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.       RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

The change in the projected benefit obligation and the change in plan assets for the years ended December 31, 2009 and 2008 are presented in the following table:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Change in projected benefit obligation
Projected benefit obligation, beginning of the year	$11,924	$17,797	$29,721	$17,381	$20,909	$38,290
Service cost	491	737	1,228	807	794	1,601
Interest cost	914	1,371	2,285	1,102	1,083	2,185
Plan amendments losses	—	—	—	66	1,844	1,910
Actuarial (gains)/losses	17	(1,686)	(1,669)	(2,355)	265	(2,090)
Benefit payment	—	(3,043)	(3,043)	—	(5,701)	(5,701)
Settlement and curtailment gain	(1,245)	—	(1,245)	(2,689)	—	(2,689)
Termination benefits	—	—	—	—	2,102	2,102
Foreign currency translation effect	(332)	(636)	(968)	(2,388)	(3,499)	(5,887)
Projected benefit obligation, end of the year	$11,769	$14,540	$26,309	$11,924	$17,797	$29,721
Change in fair value of plan asset
Fair value of plan assets, beginning of the year	$471	$—	$471	$2,473	$—	$2,473
Correction of asset value, beginning of year	(188)	—	(188)	—	—	—
Actual return on plan assets	—	—	—	187	—	187
Employer contributions	1,733	3,044	4,777	604	5,701	6,305
Benefits paid	—	(3,044)	(3,044)	—	(5,701)	(5,701)
Settlement	(1,245)	—	(1,245)	(2,689)	—	(2,689)
Foreign currency translation effect	1	—	1	(104)	—	(104)
Fair value of plan assets, end of the year	$772	$—	$772	$471	$—	$471
Unfunded status of the plan, end of the year, net	$(10,997)	$(14,540)	$(25,537)	$(11,453)	$(17,797)	$(29,250)

Reconciliations of the unfunded status of the plan for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unfunded status of the plan, beginning of the year	$11,453	$17,797	$29,250	$14,908	$20,909	$35,817
Net periodic benefit cost	2,115	2,726	4,841	2,570	4,576	7,146
Contributions made	(1,733)	(3,044)	(4,777)	(604)	(5,701)	(6,305)
(Credit)/charge to other comprehensive income/(loss), net	(505)	(2,303)	(2,808)	(3,137)	1,512	(1,625)
Foreign currency translation effect	(333)	(636)	(969)	(2,284)	(3,499)	(5,783)
Unfunded status of the plan, end of the year	$10,997	$14,540	$25,537	$11,453	$17,797	$29,250

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

27.       RETIREMENT AND POST RETIREMENT OBLIGATIONS (Continued)

The components of the net periodic pension expense for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Service cost	$491	$737	$1,228	$807	$794	$1,601
Interest cost	914	1,371	2,285	1,102	1,083	2,185
Return on assets	—	—	—	(187)	—	(187)
Termination benefits in connection with established staff reduction program	—	—	—	—	2,102	2,102
Net actuarial loss recognized in a year	582	438	1,020	933	597	1,530
Amortization of prior service cost	(60)	180	120	(85)	—	(85)
Correction of asset value, beginning of year	188	—	188	—	—	—
Net periodic pension expense	$2,115	$2,726	$4,841	$2,570	$4,576	$7,146

Amounts recognized in other comprehensive income for the years ended December 31, 2009 and 2008 are as follows:

	2009			2008
	Old age pension	Other benefits	Total	Old age pension	Other benefits	Total
Unrecognized gains	$(565)	$(2,123)	$(2,688)	$(3,289)	$(331)	$(3,620)
Unrecognized prior service cost/(credit)	60	(180)	(120)	152	1,843	1,995
Total recognized in other comprehensive income	$(505)	$(2,303)	$(2,808)	$(3,137)	$1,512	$(1,625)

The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ending December 31, 2010 are $0.5 million and $0.1 million, respectively.

The Group’s management expects contributions to the plan during the year ended December 31, 2010 to amount to $3.0 million.

The future benefit payments to retirees under the defined benefit plan are expected to be as follows: 2010—$1.8 million, 2011—$2.0 million, 2012—$2.3 million, 2013—$3.2 million, 2014—$3.5 million and an aggregate of $20.6 million in 2015 to 2019.

NPF “Sistema” does not allocate any separately identifiable assets to its clients such as MGTS. Instead, it operates a pool of investments where it invests the funds from the pension solidarity and individual accounts. The pool of investments includes primarily investments in Russian corporate bonds, Russian governmental bonds and shares of Russian issuers.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

28.       GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2009, 2008 and 2007, comprised the following:

	2009	2008	2007
Salaries and social contributions	991,568	1,094,148	922,652
Rent	278,536	243,837	190,690
General and administrative	213,255	256,731	239,250
Taxes other than income	180,775	215,570	172,684
Repair and maintenance	157,932	221,192	218,824
Billing and data processing	64,169	62,203	45,097
Consulting expenses	58,931	50,774	40,157
Business acquisitions related costs	11,353	—	—
Insurance	7,561	11,452	19,339
Provision for obsolescence	4,113	3,870	4,931
Total	1,968,193	2,159,777	1,853,624

29.       SEGMENT INFORMATION

Historically, the Group has reflected its reportable segments on a geographical basis. Management has taken this approach as this was effectively how the business was managed.

In 2009, since the acquisition of Comstar-UTS the Group’s management determined a new operating segment and identified three reportable segments: Russia Mobile, Russia Fixed and Ukraine Mobile. These segments have been determined based on different geographical areas of business activities and the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Group’s subscribers and distribution of mobile handsets and accessories; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separately from other reconciling items.

Also, historically, the Group included corporate headquarters expenses to “Russia” reportable segment as the chief operating decision maker assessed the performance of the segments on such basis. In 2009, since the acquisition of Comstar-UTS, the chief operating decision maker has changed the approach to the allocation of corporate headquarters expenses and such changes have been reflected in the financial information the chief operating decision maker now reviews. According to the new approach corporate headquarters expenses which are not directly attributable to the reportable segments are included into “Other” category. The accompanying consolidated financial statements reflect these changes for all periods presented.

Intercompany eliminations presented below consist primarily of sales transactions between segments conducted under the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29.       SEGMENT INFORMATION (Continued)

Financial information by reportable segment is presented below:

	December 31,
	2009	2008	2007
Revenue:
Russia Mobile	$6,636,568	$7,840,225	$6,181,023
Russia Fixed	1,485,590	1,765,226	1,562,291
Ukraine Mobile	1,048,751	1,661,951	1,608,021
Other	787,543	779,520	483,499
Intercompany eliminations	(134,910)	(145,988)	(110,928)
Total revenue	$9,823,542	$11,900,934	$9,723,906

Depreciation and amortization:
Russia Mobile	$1,107,593	$1,312,406	$1,076,586
Russia Fixed	193,357	214,288	185,337
Ukraine Mobile	352,037	437,988	324,976
Other	186,581	186,443	87,986
Total depreciation and amortization	$1,839,568	$2,151,125	$1,674,885

Operating income:
Russia Mobile	$1,941,174	$2,836,660	$2,251,259
Russia Fixed	406,995	440,441	450,907
Ukraine Mobile	120,248	321,328	456,778
Other	82,257	45,503	25,808
Intercompany eliminations	(3,107)	3,404	176
Net operating income	$2,547,567	$3,647,336	$3,184,928

Net operating income	$2,547,567	$3,647,336	$3,184,928
Currency exchange and transaction loss (gain)	252,945	565,663	(161,856)
Interest income	(108,543)	(70,860)	(53,507)
Interest expense	571,719	233,863	192,237
Change in fair value of derivatives	5,420	41,554	145,860
Impairment of investments	368,355	—	22,691
Equity in net income of associates	(60,313)	(75,688)	(71,116)
Other expense, net	23,254	22,745	38,781
Income before provision for income taxes and minority interest	$1,494,730	$2,930,059	$3,071,838

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

29.       SEGMENT INFORMATION (Continued)

	2009	2008
Additions to long-lived assets:
Russia Mobile	$1,247,307	$1,595,643
Russia Fixed	120,036	353,975
Ukraine Mobile	259,388	405,127
Other	463,624	313,002
Total additions to long-lived assets	$2,090,355	$2,667,747

Long-lived assets:
Russia Mobile	$4,821,658	$4,840,847
Russia Fixed	2,268,116	2,276,474
Ukraine mobile	1,365,686	1,484,317
Other	1,525,702	1,345,077
Total long-lived assets	$9,981,162	$9,946,715

Total assets:
Russia Mobile	$8,662,850	$6,971,541
Russia Fixed	3,881,353	4,282,381
Ukraine Mobile	1,567,563	1,669,996
Other	1,668,979	1,793,261
Total assets	$15,780,745	$14,717,179

30.       COMMITMENTS AND CONTINGENCIES

Recent volatility in global and Russian financial markets—During 2009, a number of major economies around the world continued to experience volatile capital and credit markets. A number of major global financial institutions have been placed into bankruptcy, taken over by other financial institutions and/or supported by government funding. As at the date these consolidated financial statements are authorized for issue as a consequence of the market turmoil in capital and credit markets both globally and in Russia, notwithstanding any potential economic stabilization measures that may be put into place by the Russian Government, there exists economic uncertainties surrounding the continual availability, and cost, of credit facilities, the potential for economic uncertainties to continue in the foreseeable future. The crisis may also damage purchasing power of the Group’s customers mainly in business sector and thus lead to decline in revenue streams and cash generation.

While management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Operating environment—The economies in Russia and the CIS countries, while deemed to be market economies, continue to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls. The further development of the Russian and CIS countries’ economies will be subject to their government’s continued actions with regard to supervisory, legal and economic reforms.

Capital commitments—As of December 31, 2009, the Group had executed purchase agreements of approximately $200.2 million to acquire property, plant and equipment, and intangible assets and costs related thereto.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (Continued)

Agreement with Apple—In September 2008, the Group entered into an unconditional purchase agreement with Apple Sales International to buy 1.5 million iPhone handsets at list prices at the dates of respective purchases over the three year period. Pursuant to the agreement the Group shall also incur certain iPhone promotion costs. In 2009 and 2008, the Group made 0.4% and 7.2% of its total purchase installment contemplated by the agreement, respectively.

Total amount paid for handsets purchased under the agreement for the years ended December 31, 2009 and 2008 amounted to $3.4 million and $65.4 million, respectively.

MGTS long-term investment program—In December 2003, MGTS announced its long-term investment program for the period from 2004 to 2012, providing for extensive capital expenditures, including expansion and full digitalization of the Moscow telephone network. The program was approved by the resolution of the Moscow City Government on December 16, 2003. At the inception of the investment program, capital expenditures were estimated to be approximately $1,600.0 million and included reconstruction of 350 local telephone stations and installation of 4.3 million of new phone lines. As a result of implementation of the investment program, new digital equipment is being installed in the buildings housing the telephone nodes, and a substantial amount of floor space will become available after the replacement of analogue switching equipment. The additional free floor space after reconstruction is expected to be sold to third parties or rented out. There are 113 automatic telephone station buildings which are to be reconstructed or rebuilt in the course of the investment program. Currently, the management had not made a decision whether to sell the free floor space created in the course of the investment program or to rent it out.

In November 2006, MGTS signed an agreement with the Moscow City Government, under which MGTS’ investment program was approved. Under the agreement, the Moscow City Government is entitled to receive not less than 30% of the market value of additional floor space constructed during the course of the investment program. The obligation arises at the time the reconstruction of specified properties is completed. In December 2005, MGTS made a prepayment to the Moscow City Government under this program which will be offset against the future liability arising as a result of the investment program.

In the course of implementation of the investment program, MGTS entered into a series of agreements with Sistema-Hals, a subsidiary of Sistema, related to project development and reconstruction of buildings housing the telephone stations. The main part of the work under these contracts was to be performed between 2006 and 2012. Under the agreements, Sistema-Hals was to prepare the project documentation and perform construction works on behalf of MGTS, and MGTS was to reimburse all the expenses incurred in relation to the construction process with a margin of 4.75% on such expenses and to pay a fixed fee of $0.04 million per one building. During 2009 and 2008, project development and site preparation works were performed by Sistema-Hals on 96 sites, which resulted in $2.8 million and $11.0 million addition to construction in-progress in 2009 and 2008, respectively, and recognition of payable to Sistema-Hals (see Note 25). No construction or other works were performed in relation to the other sites in 2009, as the business plans are still under development.

In February 2009, the Board of Directors of MGTS approved the cancellation of agreements with Sistema-Hals with respect to 26 sites, which also extinguishes the respective portion of MGTS’ liability to Sistema-Hals, and signing of 26 new agreements with investor companies. Under the new agreements, the investor companies would perform all necessary reconstruction work and obtain the property rights for the reconstructed buildings except for the premises locating the digitalized nodes which would remain MGTS property. In addition, within 12 months after transfer of the building into the investment project, MGTS is to receive cash payment equal to MGTS’ share in the value of the building before reconstruction as appraised by an independent valuation firm in 2008, plus interest at 20% per annum accrued for the period from transfer of the building into the project and the date of payment. As of December 31, 2009, cancellation of 2 out of aforementioned 26 agreements was signed by Sistema-Hals.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (Continued)

Operating leases—The Group has entered into non-cancellable agreements to lease the space for telecommunication equipment, offices and transmission channels, which expire in various years up to 2058. Rental expenses under the operating leases of $278.5 million, $243.8 million and $190.7 million for the years ended December 31, 2009, 2008 and 2007, respectively, are included in operating expenses in the accompanying consolidated statements of operations. Rental expenses under the operating leases of $168.7 million, $175.8 million and $129.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, are included in cost of services in the accompanying consolidated statements of operations. Future minimum lease payments due under these leases at December 31, 2009 are as follows:

Payments due in the years ended December 31,
2010	$196,858
2011	33,741
2012	25,768
2013	11,707
2014	8,313
Thereafter	93,609
Total	$369,996

Taxation—Russia and the CIS countries currently have a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia and the CIS countries that are more significant than typically found in countries with more developed tax systems.

Generally, according to Russian tax legislation, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2009, tax declarations of MTS OJSC and other subsidiaries in Russia for the preceding three fiscal years were open for further review.

In October 2009, the Russian tax authorities completed the tax audit of Sibintertelecom for the years ended December 31, 2006, 2007 and 2008. Based on the results of this audit, the Russian tax authorities assessed that RUB 174.5 million ($5.8 million as of December 31, 2009) of additional taxes, penalties and fines were payable by the Group. The resolution has not come into force yet as the Group has prepared and filed an appeal with the Federal Tax Service to recognize the tax authorities’ resolution to be invalid. As of December 31, 2009, no provision was recorded in the consolidated financial statements in respect of this matter, as the management believes the decision to be favorable.

The Group purchases supplemental software from foreign suppliers of telecommunication equipment in the ordinary course of business. The Group’s management believes that custom duties are calculated in compliance with the applicable legislation. However there is a risk that the customs authorities may take a different view and impose additional custom duties. As of December 31, 2009 and 2008, no provision was recorded in the consolidated financial statements in respect of such additional duties.

Pricing of revenue and expenses between each of the Group’s subsidiaries and various discounts and bonuses to Group’s subscribers in the course of performing its marketing activities might be a subject to transfer pricing rules. The Group’s management believes that taxes payable are calculated in compliance with the applicable tax regulations relating to transfer pricing. However there is a risk that the tax authorities may take a different view and impose additional tax liabilities. As of December 31, 2009 and

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (Continued)

2008, no provision was recorded in the consolidated financial statements in respect of such additional claims.

Management believes that it has adequately provided for tax and customs liabilities in the accompanying consolidated financial statements. As of December 31, 2009 and 2008, the provision accrued amounted to $68.2 million and $27.6 million, respectively. In addition, the accrual for unrecognized income tax benefits, potential penalties and interest recorded in accordance with the authoritative guidance on income taxes totaled $4.2 million and $8.0 million as of December 31, 2009 and 2008, respectively. However, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3G license—In May 2007, the Federal Service for Supervision in the Area of Communications and Mass Media awarded MTS a license to provide 3G services in the Russian Federation. The 3G license was granted subject to certain capital and other commitments. The major conditions are that MTS will have to build a certain number of base stations that support 3G standards and will have to start providing services in the Russian Federation by certain date, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Management believes that as of December 31, 2009 MTS is in compliance with these conditions.

Issued guarantees—In 2006, MGTS became a guarantor under a credit facility provided to InvestSvyazHolding, a subsidiary of Sistema, by Komercni banka, a.s., Prague. The credit line for the total amount of €10.4 million matures in April 2011. MGTS’ guarantee amounted to $6.7 million as of December 31, 2009.

In 2006, MGTS became a guarantor under a credit facility provided to MBRD, a subsidiary of Sistema, by Bankgesellschaft Berlin AG, Berlin. The credit line for the total amount of €2.1 million matures in June 2011. MGTS’ guarantee amounted to $0.9 million as of December 31, 2009.

Under these guarantees the Group could be potentially liable for a maximum amount of $7.6 million in case of borrowers’ default under the obligations. As of December 31, 2009, no event of default has occurred under any of the guarantees issued by the Group. The Group does not recognize a liability at inception for the fair value of the guarantor’s obligation, as provisions of the authoritative guidance on guarantees do not apply to the guarantees issued between corporations under common control.

Bitel—In December 2005, MTS Finance acquired a 51.0% stake in Tarino Limited (“Tarino”), from Nomihold Securities Inc. (“Nomihold”), for $150.0 million in cash based on the belief that Tarino was at that time the indirect owner, through its wholly owned subsidiaries, of Bitel LLC (“Bitel”), a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

Following the purchase of the 51.0% stake, MTS Finance entered into a put and call option agreement with Nomihold for “Option Shares,” representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. The call option was exercisable by MTS Finance from November 22, 2005 to November 17, 2006, and the put option was exercisable by Nomihold from November 18, 2006 to December 8, 2006. The call and put option price was $170.0 million.

Following a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s corporate offices were seized by a third party. As the Group did not regain operational control over Bitel’s operations in 2005, it accounted for its 51.0% investment in Bitel at cost as at December 31, 2005. The Group appealed the decision of the Kyrgyz Supreme Court in 2006, but the court did not act within the time period permitted for appeal. The Group subsequently sought the review of this dispute over the ownership of Bitel by the Prosecutor General of Kyrgyzstan to determine whether further investigation could be undertaken by the Kyrgyz authorities.

In January 2007, the Prosecutor General informed the Group that there were no grounds for involvement by the Prosecutor General’s office in the dispute and that no legal basis existed for the Group to appeal the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (Continued)

decision of the Kyrgyz Supreme Court. Consequently, the Group decided to write off the costs relating to the purchase of the 51.0% stake in Bitel, which was reflected in its audited annual consolidated financial statements for the year ended December 31, 2006. Furthermore, with the impairment of the underlying asset, a liability of $170.0 million was recorded with an associated charge to non-operating expenses.

In November 2006, MTS Finance received a letter from Nomihold purporting to exercise the put option and sell the Option Shares for $170.0 million to MTS Finance. In January 2007, Nomihold commenced an arbitration proceeding against MTS Finance in the London Court of International Arbitration in order to compel MTS Finance to purchase the Option Shares. Nomihold seeks specific performance of the put option, unspecified monetary damages, interest, and costs. The matter is currently pending. MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold’s claim.

In connection with the above mentioned put option exercise and the uncertainty as to the resolution of the dispute with Nomihold, the Group recognized a liability in the amount of $170.0 million in its audited annual consolidated financial statements with a corresponding charge to other non-operating expenses as of December 31, 2006 and for the year then ended.

In addition, three Isle of Man companies affiliated with the Group (the “KFG Companies”), have been named defendants in lawsuits filed by Bitel in the Isle of Man seeking the return of dividends received by these three companies in the first quarter of 2005 from Bitel in the amount of approximately $25.2 million plus compensatory damages, and to recover approximately $3.7 million in losses and accrued interest. In the event that the defendants do not prevail in these lawsuits, the Group may be liable to Bitel for such claims. The KFG Companies have also asserted counterclaims against Bitel, and claims against other defendants including Altimo LLC (“Altimo”), and Altimo Holdings & Investments Limited (“Altimo Holding”), for the wrongful appropriation and control of Bitel.

On November 30, 2007 the High Court of Justice of the Isle of Man set aside orders it had previously issued granting leave to serve the non-Manx defendants out of the jurisdiction as to the KFG Companies’ counterclaims on the basis of a lack of jurisdiction. The KFG Companies appealed that ruling to the Isle of Man Staff of Government and the appeal hearing took place in July 2008. On November 28, 2008, the Staff of Government reversed the High Court and ruled that the case should proceed in the Isle of Man. The defendants have sought leave to appeal from the Judicial Committee of the Privy Council of the House of Lords of the United Kingdom. It is not possible at this time to predict the ultimate outcome or resolution of these claims.

In a separate arbitration proceeding initiated against the KFG Companies by Kyrgyzstan Mobitel Investment Company Limited (“KMIC”), under the rules of the London Court of International Arbitration, the arbitration tribunal in its award found that the KFG Companies breached a transfer agreement dated May 31, 2003 (the “Transfer Agreement”), concerning the shares of Bitel. The Transfer Agreement was made between the KFG Companies and IPOC International Growth Fund Limited (“IPOC”), although IPOC subsequently assigned its interest to KMIC, and KMIC was the claimant in the arbitration. The tribunal ruled that the KFG Companies breached the Transfer Agreement when they failed to establish a date on which the equity interests in Bitel were to be transferred to KMIC and by failing to take other steps to transfer the Bitel interests. This breach occurred prior to MTS Finance’s acquisition of the KFG Companies. The arbitration tribunal ruled that KMIC is entitled only to damages in an amount to be determined in future proceedings. At the request of the parties, the tribunal agreed to stay the damages phase of the proceedings pending the resolution of the appeals process now before the second instance court in the Isle of Man, as described above. The Group is not able to predict the outcome of these proceedings or the amount of damages to be paid, if any.

Beta Link—On August 12, 2009, Beta Link CJSC (“Beta Link”) filed a claim against MTS, seeking (i) payment of RUB 238.5 million ($7.9 million as of December 31, 2009) in dealer commission, (ii) payment of $10.0 million in penalties for breach of dealers’ agreement and (iii) payment of $2.7 million

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (Continued)

of unrealized potential benefits. On December 11, 2009, Moscow Arbitration Court ruled against MTS enacting to pay an amount of RUB 118.6 million ($3.9 million as of December 31, 2009) and $10 million in penalties. MTS prepared and filed an appeal in response of Moscow Arbitration Court ruling, which resulted in a judgment in favor of the Group on March 23, 2010. Beta Link, in return, prepared the further appeal against MTS. Group’s management is unable to predict the outcome of this claim at this time. As of December 31, 2009, the provision for the entire amount totaled to $13.9 million was recorded in the consolidated financial statements in respect of this claim.

Other litigations—In the ordinary course of business, the Group may be party to various legal, tax and customs proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. Management believes that the Group’s liability, if any, in all such pending litigation, other legal proceeding or other matters will not have a material effect upon its financial condition, results of operations or liquidity of the Group.

31.       SUBSEQUENT EVENTS

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through April 29, 2010, which is the date these financial statements were available to be issued.

Increase in MGTS Tariffs—In January 2010, the Federal Tariff Service approved new tariffs for MGTS residential and corporate subscribers effective February 1, 2010. The tariffs for subscribers increased at an average rate of 10.3% in RUB.

Non-controlling interest in EuroTel—In February 2010, the Group completed the cash acquisitions of the outstanding 20% minority stake in Yekaterinburg-based cable-TV and communications operator EuroTel LLC and a 25% minority stake in Management and Leasing LLC, which owns communication infrastructure in Yekaterinburg. The Group now owns 100% of the issued share capital in both companies. The total cash consideration for the two related acquisitions is RUB 100 million ($3.3 million at the date of acquisition).

Acquisition of Tenzor Telecom—In February 2010, the Group acquired 100% in Tenzor Telecom, an alternative telecommunications operator based in Yaroslavl in Central Russia, for RUB 220 million ($7.3 million as of the date of acquisition). The acquisition was made in frame of regional expansion program of the Group.

Decrease in interest rates Gazprombank—In February 2010 MTS reached an agreement with Gazprombank to reduce the interest rates on the outstanding loans. The interest rate on the EURO 100.0 million credit facility with original maturity in September 2012 was reduced from an annual rate of 8% to 7%. The interest rate on the facility of RUB 6.46 billion with maturity in September 2012 was reduced from an annual rate of 13% to 10.95%. MTS also reduced the interest rate on the revolving credit line in the amount of €100.0 million with maturity in September 2012 from 8% to 7%.

Raising of financing from Credit Agricole Corporate and Investment Bank and BNP Paribas—On February 18, 2010 the Group entered into a credit facility agreement in amount of up to $97.0 million with Credit Agricole Corporate and Investment Bank and BNP Paribas backed by Hermes. $55.1 million of the facility is available till April 15, 2010, the rest $41.9 million—till March 30, 2011. The funds are to be used for purchase of telecommunication software and equipment from Alcatel Lucent Deutschland. The facility matures in 2017 and bears an interest of EURIBOR + 1.65%. The related commitment fee is set at 0.825% on undrawn balance of the facility.

Legal proceedings by anti-monopoly authorities—In March 2010, the Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against MTS, VimpelCom OJSC and Megafon OJSC about their alleged violation of antimonopoly legislation by charging artificially high prices for roaming services. The Group does not possess information related to the date that this case will be considered by the FAS. In case

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Continued)

(Amounts in thousands of U.S. Dollars, unless otherwise stated)

31.  SUBSEQUENT EVENTS (Continued)

roaming tariffs of the Group are found to be in violation of applicable legislation, the Group may face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. Management believes that there was no violation of the anti-monopoly legislation and no amounts have been accrued in the accompanying consolidated financial statements in relation to this claim.

Amendment to Sberbank Credit Line Facility—In March 2010, Comstar-UTS agreed to amend the repayment schedule of Sberbank credit line facility (see Note 17). Under the new schedule, the loan principal is repayable in eight quarterly installments of RUB 3,250.0 million ($107.5 million as of December 31, 2009) each starting from September 2010. In addition, nominal interest rate was decreased to 10.5% per annum for the period from March 1, 2010 till September 27, 2010 and to 11.75% per annum thereafter.

Approval of new credit facility from Sberbank—In March 2010 Sberbank approved a new RUB 5.8 billion ($191.8 million as of December 31, 2009) credit facility for Comstar. This facility can be utilized by the end of 2010, has an interest rate of 10.5% and the repayments of the amounts borrowed under the facility start in 2012.

MGTS dividend—In March 2010, the extraordinary general shareholders’ meeting of MGTS approved dividend on preferred shares of MGTS for the total amount of RUB 321.9 million (approximately $10.7 million). The dividends are due to be paid until the end of May 2010. Upon dividend payment, preferred shares of MGTS will become non-voting.

Voluntary partial repayment of RUB 12 billion Sberbank facility—On April 5, 2010 the Group voluntarily repaid RUB 6 billion (equivalent of $205.3 million as of the date of repayment) of its 12 billion Sberbank facility.

Raising of financing from the Bank of Moscow—On April 6, 2010 the Group signed a credit agreement with the Bank of Moscow in amount of RUB 22 billion. The terms of the agreement stipulate a three-year maturity with one-year extension option and an annual interest of up to 10.25%. The credit line can be drawn down until October 1, 2010. The facility carries no commitment fees or any other upfront fees payable at signing. However, the Group is to pay fee of 0.2% from each amount drawn under the agreement.

Decrease in interest rates Sberbank—On April 13, 2010, the Group lowered interest rates on MTS’ Sberbank facilities. The interest rate for RUB 47 billion facility closed in September 2009 was set at 10.65%, the interest rate for RUB 12 billion facility closed in August 2009 (partially repaid in April 2010) was set at 9.75%.

Repurchase of MTS OJSC Notes due 2013—In April 2010 the Group set a new 7.0% coupon rate for the coupon payments to be made on MTS OJSC Notes due 2013 until maturity. On April 26, 2010, upon demand of certain noteholders, the Group repurchased 7.1 million of MTS OJSC Notes due 2013 at nominal value of RUB 7.1 billion ($242.5 million as of the date of the transaction).

Repurchase of MTS OJSC Notes due 2015—In April 2010 the Group set a new 7.75% coupon rate for the coupon payments to be made on MTS OJSC Notes due 2015 until maturity. On April 29, 2010, upon demand of certain noteholders, the Group repurchased 6.3 million of MTS OJSC Notes due 2015 at nominal value of RUB 6.3 billion ($214.5 million as of the date of the transaction).